Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

WOORI BANK

INDEPENDENT AUDITORS’ REPORT

English Translation of a Report Originally Issued in Korean on March 16, 2020

To the Shareholder and the Board of Directors of Woori Bank

Report on the Audited Consolidated Financial Statements

Audit Opinion

We have audited the accompanying consolidated financial statements of Woori Bank and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of December 31, 2019 and December 31, 2018, respectively, and the consolidated statement of comprehensive income, consolidated statement of changes in shareholder’s equity and consolidated statement of cash flows, for the years then ended, and a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and December 31, 2018, respectively, and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Audit Opinion

We conducted our audits in accordance with the Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements, including those related to independence, that are relevant to our audit of the consolidated financial statements in the Republic of Korea as required by prevailing audit regulations. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements in accordance with K-IFRS, and for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management of the Group is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The audit committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of the management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We are solely responsible for our audit opinion.

We communicate with the audit committee of the Group regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

March 16, 2020

Notice to Readers

This report is effective as of March 16, 2020 the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditors’ report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

The accompanying consolidated financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

	December 31, 2019	December 31, 2018
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,162,029	6,712,623
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12 and 26)	6,672,557	6,126,183
Financial assets at financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	27,628,707	18,063,423
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	20,320,539	22,932,559
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	282,201,102	282,448,315
Investments in joint ventures and associates (Note 13)	786,730	361,427
Investment properties (Note 14)	617,589	378,069
Premises and equipment (Notes 15 and 18)	2,939,276	2,441,141
Intangible assets and goodwill (Note 16)	552,030	587,255
Assets held for distribution (sale) (Note 17)	95	93,502
Current tax assets (Note 42)	46,253	20,488
Deferred tax assets (Note 42)	—	49,863
Derivative assets (designated for hedging) (Notes 4,11,12 and 26)	111,764	35,503
Other assets (Notes 19 and 45)	142,987	196,832

Total assets	348,181,658	340,447,183

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	2,956,294	2,282,686
Deposits due to customers (Notes 4,11,21 and 45)	263,643,964	248,690,939
Borrowings (Notes 4, 11, 12 and 22)	18,575,566	16,202,986
Debentures (Notes 4, 11 and 22)	22,834,408	28,725,862
Provisions (Notes 23, 44 and 45)	379,197	389,862
Net defined benefit liability (Note 24)	48,278	138,682
Liabilities related to assets held for sale (Note 17)	—	72,660
Current tax liabilities (Note 42)	135,490	156,559
Deferred tax liabilities (Note 42)	179,529	18,156
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	43	51,408
Other financial liabilities (Notes 4,11,12, 25 and 45)	16,595,398	21,426,064
Other liabilities (Notes 25 and 45)	178,401	338,275

Total liabilities	325,526,568	318,494,139

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018 (CONTINUED)

	December 31, 2019	December 31, 2018
	(Korean Won in millions)
EQUITY
Owners’ equity:	22,555,074	21,739,931
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,660,814	3,161,963
Capital surplus (Note 28)	287,480	285,889
Other equity (Note 30)	(2,120,597)	(2,213,970)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of December 31, 2019 and 2018 is 2,356,246 million Won and 2,578,457 million Won, respectively
Regulatory reserve for credit loss to be reversed (reserved) as of December 31, 2019 and 2018 is 209,898 million Won and 222,211 million Won, respectively
Planned provision reversed (reserved) of regulatory reserve for credit loss as of December 31, 2019 and 2018 is 209,898 million Won and 222,211 million Won, respectively	17,345,985	17,124,657
Non-controlling interests	100,016	213,113

Total equity	22,655,090	21,953,044

Total liabilities and equity	348,181,658	340,447,183

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean Won in millions, except for per share data)
Interest income	9,812,538	9,014,660
Financial assets at FVTPL	43,318	52,434
Financial assets at FVTOCI	474,132	280,371
Financial assets at amortized cost	9,295,088	8,681,855
Interest expense	(4,495,842)	(3,873,594)

Net interest income (Notes 34 and 45)	5,316,696	5,141,066

Fees and commissions income	1,144,386	1,079,397
Fees and commissions expense	(172,131)	(168,073)

Net fees and commissions income (Notes 35 and 45)	972,255	911,324

Dividend income (Notes 36 and 45)	101,091	80,398
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	19,255	214,443
Net gain on financial assets at FVTOCI (Notes 11 and 38)	10,901	1,105
Net gain on disposals of financial assets at amortized cost	84,348	44,187
Net gain on disposals of securities at amortized cost	—	431
Net gain on disposals of loans and other financial assets at amortized cost	84,348	43,756
Impairment losses due to credit loss (Notes 39 and 45)	(118,249)	(84,813)
General and administrative expenses (Notes 40 and 45)	(3,494,140)	(3,483,912)
Other net operating expenses (Notes 40 and 45)	(300,540)	(401,705)

Operating income	2,591,617	2,422,093

Share of profits of joint ventures and associates (Note 13)	84,242	3,019
Net other non-operating income (expense)	(32,099)	44,998

Non-operating income from continuing operations (Note 41)	52,143	48,017

Net income before income tax expense from continuing operations	2,643,760	2,470,110

Income tax expense from continuing operations (Note 42)	645,248	717,001

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2019 AND 2018 (CONTINUED)

	2019	2018
	(Korean Won in millions, except for per share data)
Net income from continuing operations	1,998,512	1,753,109

Net income from discontinued operations (Note 17)	(471,447)	298,540

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2019 and 2018, is 1,736,963 million won and 2,010,774 million won, respectively) (Note 32)	1,527,065	2,051,649

Net loss on valuation of equity securities at FVTOCI	(74,146)	(30,855)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	100
Items out of share of other comprehensive gain of joint ventures and associates that will not be reclassified to profit or loss	—	(71,432)
Remeasurement gain (loss) related to defined benefit plan	(35,049)	(13,197)

Items that will not be reclassified to profit or loss	(109,195)	(115,384)

Net gain on valuation of debt securities at FVTOCI	44,769	33,360
Changes in equity method capital	373	2,958
Net loss on foreign currency translation of foreign operations	102,085	(4,379)
Net loss on valuation of cash flow hedge	(1,740)	(4,646)
Net gain (loss) on valuation of assets held for sale	—	(4,145)

Items that may be reclassified to profit or loss	145,487	23,148

Other comprehensive income (loss), net of tax	36,292	(92,236)

Total comprehensive income	1,563,357	1,959,413

Net income from continuing operations	1,976,994	1,734,642
Net income from discontinued operations	(471,447)	298,540

Net income attributable to:
Controlling shareholders	1,505,547	2,033,182

Net income from continuing operations	21,518	18,467
Net income from discontinued operations	—	—

Net income attributable to:
Non-controlling interests	21,518	18,467

Total comprehensive income attributable to:
Interests of controlling shareholders	1,531,793	1,943,885
Non-controlling interests	31,564	15,528

Net income per share (Note 43)
Basic and diluted earnings per share from continuing operations and discontinued operations (In Korea Won)	2,028	2,796
Basic and diluted earnings per share from continuing operations (In Korea Won)	2,725	2,353

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings and other reserves	Owners’ equity	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(392,176)	177,091	(215,085)	723	(214,362)
Adjusted balance, beginning of the year	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538

Net income	—	—	—	—	2,033,182	2,033,182	18,467	2,051,649
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,128)	(338,764)
Capital changes of subsidiaries	—	—	9	—	—	9	(18)	(9)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	100	—	100	—	100
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—	—	—
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	2,733	—	2,733	(228)	2,505
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	(1,009)	1,009	—	—	—
Share of other comprehensive gain of joint ventures and associates	—	—	—	2,958	(10,647)	(7,689)	—	(7,689)
Loss on foreign currency translation of foreign operations	—	—	—	(1,929)	—	(1,929)	(2,450)	(4,379)
Loss on valuation of cash flow hedge	—	—	—	(4,646)	—	(4,646)	—	(4,646)
Remeasurement loss related to defined benefit plan	—	—	—	(71,171)	—	(71,171)	(261)	(71,432)
Other comprehensive income related to assets held for distribution (sale)	—	—	—	(17,342)	—	(17,342)	—	(17,342)
Dividends to hybrid securities	—	—	—	—	(151,194)	(151,194)	—	(151,194)
Issuance of hybrid securities	—	398,707	—	—	—	398,707	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—

December 31, 2018	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044

January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Net income	—	—	—	—	1,505,547	1,505,547	21,518	1,527,065
Dividends to common stocks	—	—	—	—	(437,625)	(437,625)	(2,013)	(439,638)
Interim Dividends	—	—	—	—	(676,000)	(676,000)	—	(676,000)
Net increase (decrease) of treasury stocks	—	—	—	27,016	—	27,016	—	27,016
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	(29,553)	—	(29,553)	176	(29,377)
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	46,612	(46,612)	—	—	—
Share of other comprehensive gain of joint ventures and associates	—	—	1,153	373	—	1,526	—	1,526
Loss on foreign currency translation of foreign operations	—	—	—	92,052	—	92,052	10,033	102,085
Loss on valuation of cash flow hedge	—	—	—	(1,740)	—	(1,740)	—	(1,740)
Remeasurement loss related to defined benefit plan	—	—	—	(34,886)	—	(34,886)	(163)	(35,049)
Other comprehensive income related to assets held for distribution (sale)	—	—	—	13,197	(13,197)	—	—	—
Net capital impact due to disposal of investments in subsidiaries	—	—	—	(19,790)	24,004	4,214	(142,599)	(138,385)
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Dividends to hybrid securities	—	—	—	—	(134,421)	(134,421)	—	(134,421)
Issuance of hybrid securities	—	658,470	—	—	—	658,470	—	658,470
Redemption of hybrid securities	—	(159,619)	—	(276)	—	(159,895)	—	(159,895)
Capital changes of subsidiaries	—	—	438	—	—	438	(49)	389

December 31, 2019	3,381,392	3,660,814	287,480	(2,120,597)	17,345,985	22,555,074	100,016	22,655,090

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,527,065	2,051,649
Adjustments to net income:
Income tax expense	672,412	753,223
Interest income	(10,293,261)	(9,684,499)
Interest expense	4,612,005	4,033,548
Dividend income	(106,927)	(90,552)

	(5,115,771)	(4,988,280)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	290,801	329,574
Loss on financial assets at FVTOCI	895	1,053
Share of losses of investments in joint ventures and associates	19,474	22,772
Loss on disposal of investments in joint ventures and associates	—	2,931
Loss on transaction and valuation of derivatives (Designated for hedging)	—	36,483
Loss on hedged items (fair value hedge)	86,214	17,299
Provisions for other liabilities	123,248	28,350
Retirement benefits	150,075	142,712
Depreciation and amortization of premises and equipment, intangible assets and investment properties	483,865	272,550
Loss on disposal of premises and equipment, intangible assets and other assets	2,137	1,160
Loss on disposal of assets held for sale	53,483	—
Impairment loss on premises and equipment, intangible assets and other assets	26,915	87
Loss on disposal of assets from discontinued operations	644,361	—

	1,881,468	854,971

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL	284,364	215,711
Gain on redemption of debentures	—	1,597
Gain on financial assets at FVTOCI	11,796	3,100
Gain on disposal of securities at amortized cost	—	431
Share of gains of investments in joint ventures and associates	103,716	25,791
Gain on disposal of investments in joint ventures and associates	—	50,511
Gain on transaction and valuation of derivatives (Designated for hedging)	146,913	35,810
Gain on hedged items (fair value hedge)	231	42,797
Reversal of provisions for other liabilities	4,149	2,014
Gain on disposal of premises and equipment, intangible assets and other assets	1,226	30,278
Gain on disposal of assets from discontinued operations	189,154	—
Reversal of impairment loss on premises and equipment, intangible assets and other assets	85	761

	741,634	408,801

Changes in assets and liabilities from operating activities:
Financial assets at FVTPL (K-IFRS 1109)	252,810	670,872
Loans and other financial assets at amortized cost	(11,426,494)	(15,754,102)
Other assets	117,911	32,328
Deposits due to customers	16,692,132	13,995,747
Provisions	(57,832)	(11,920)
Net defined benefit liability	(258,144)	(135,313)
Other financial liabilities	(4,840,788)	7,411,753
Other liabilities	64,634	89,399

	544,229	6,298,764

Cash received from operating activities:
Interest income received	10,110,448	9,617,307
Interest expense paid	(4,378,059)	(3,847,411)
Dividends received	106,923	90,651
Income tax paid	(529,179)	(544,058)

Net cash provided by (used in) operating activities	3,405,490	9,124,792

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018 (CONTINUED)

	2019	2018
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL	11,355,894	11,919,335
Disposal of financial assets at FVTOCI	14,968,160	9,146,307
Redemption of securities at amortized cost	8,709,947	9,426,757
Disposal of investments in joint ventures and associates	29,327	51,435
Disposal of investment properties	193	3,512
Disposal of premises and equipment	7,668	5,545
Disposal of intangible assets	998	9,199
Disposal of assets held for distribution (sale)	996,885	80,347

	36,069,072	30,642,437

Cash out-flows from investing activities:
Net cash in-flows of business combination	—	134,967
Acquisition of financial assets at FVTPL	11,823,630	12,322,160
Acquisition of financial assets at FVTOCI	23,927,605	13,275,429
Acquisition of securities at amortized cost	6,092,078	15,622,847
Acquisition of investments in joint ventures and associates	369,640	48,272
Acquisition of investment properties	246,319	15,195
Acquisition of premises and equipment	231,451	118,668
Acquisition of intangible assets	106,732	176,067
Decrease in liabilities held for sale	37,708	—

	42,835,163	41,713,605

Net cash used in investing activities	(6,766,091)	(11,071,168)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	14,156,668	9,606,126
Issuance of debentures	16,448,892	21,505,849
Issuance of hybrid securities	658,470	398,707

	31,264,030	31,510,682

Cash out-flows from financing activities:
Decrease in borrowings	11,313,260	8,349,005
Redemption of debentures	15,686,470	20,903,518
Redemption of lease liabilities	213,329	—
Redemption of hybrid securities	160,000	255,000
Dividends paid on common stocks	1,113,626	336,636
Dividends paid on non-controlling interests	2,013	2,128
Capital reduction of Dividends paid on non-controlling interests with refund	50	—
Dividends paid on hybrid securities	156,691	147,625

	28,645,439	29,993,912

Net cash provided by financing activities	2,618,591	1,516,770

Net decrease in cash and cash equivalents	(742,010)	(429,606)

Cash and cash equivalents, beginning of the year	6,712,623	6,908,286

Effects of exchange rate changes on cash and cash equivalents	191,416	233,943

Cash and cash equivalents, end of the year (Note 6)	6,162,029	6,712,623

(*)	Profits and losses from discontinued operations have been reflected.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2019, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 676 million shares and common stocks amounting to 3,381,392 million Korean Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 874 branches and offices in Korea, and 23 branches and offices overseas as of December 31, 2019.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	December 31, 2019	December 31, 2018
Woori Bank:
Woori FIS Co., Ltd.(*1)	System software development & maintenance	—	100.0	Korea	—
Woori Private Equity Asset Management Co., Ltd. (*1)	Finance	—	100.0	Korea	—
Woori Finance Research Institute Co., Ltd. (*1)	Other service business	—	100.0	Korea	—
Woori Card Co., Ltd. (*1)	Finance	—	100.0	Korea	—
Woori Investment Bank Co., Ltd.(*1)	Other credit finance business	—	59.8	Korea	—
Woori Credit Information Co., Ltd. (*1)	Credit information	—	100.0	Korea	—
Woori America Bank	Finance	100.0	100.0	U.S.A.	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Fund Service Co., Ltd. (*1)	Finance	—	100.0	Korea	—
Woori Finance Cambodia PLC.	Finance	100.0	100.0	Cambodia	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
WB Finance Co., Ltd	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31

Subsidiaries	Main business	Percentage of ownership (%)		Location	Financial statements as of (2019)
		December 31, 2019	December 31, 2018
KAMCO Value Recreation First Securitization Specialty Co., Ltd.(*2)	Asset securitization	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
BWL First Co., LLC. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Electric Cable First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori WEBST 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Serveone 1st Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri Display 2nd Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HS 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	December 31
Woori HS 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri S 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Smart Casting Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 2nd Co., Ltd. (*2) Woori HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KJ 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Lake 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori QSell 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	—	Marshall islands	December 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
HD Project Co., Ltd.(*2)	Asset securitization	0.0	—	Korea	December 31
Woori HW 1st Co., Ltd (*2).	Asset securitization	0.0	—	Korea	December 31
Woori HC 2nd Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31
Woori SJS 1st Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	December 31, 2019	December 31, 2018
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.5	Korea	December 31
HeungkukWoori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.0	98.0	Korea	December 31
AI Partners Water Supply Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.3	97.3	England	December 31
Consus Sakhalin Real Estate Investment Trust 1st (*3)	Securities investment and others	75.0	75.0	Korea	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	—	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	—	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	99.9	—	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	—
Principle Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Principle and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l. (*2)	Asset securitization	54.6	—	Luxembourg	December 31
MAGI No.5 LuxCo S.a.r.l
ADP 16 Brussels (*2)	Asset securitization	0.0	—	Belgium	December 31
Woori Investment Bank (*1):
Dongwoo First Securitization Specialty Co., Ltd.	Asset securitization	—	5.0	Korea	—
Seari First Securitization Specialty Co., Ltd.	Asset securitization	—	5.0	Korea	—
Seari Second Securitization Specialty Co., Ltd.	Asset securitization	—	5.0	Korea	—
Namjong 1st Securitization Specialty Co., Ltd.	Asset securitization	—	5.0	Korea	—
Bukgeum First Securitization Specialty Co., Ltd.	Asset securitization	—	5.0	Korea	—
Bukgeum Second Securitization Specialty Co., Ltd.	Asset securitization	—	5.0	Korea	—
Woori Card Co., Ltd. (*1)
TUTU Finance-WCI Myanmar Co., Ltd.	Finance	—	100.0	Myanmar	—
Woori Card one of 2017-1 Securitization Specialty Co., Ltd.	Asset securitization	—	0.5	Korea	—
Woori Card one of 2017-2 Securitization Specialty Co., Ltd.	Asset securitization	—	0.5	Korea	—
Woori Card one of 2018-1 Securitization Specialty Co., Ltd.	Asset securitization	—	0.5	Korea	—

(*1)	The entity was transferred as a wholly-owned subsidiary of Woori Financial Group, which was established during the period.
(*2)

As an asset-backed structured entity, it is determined that the ownership interest rate is controlled by the Group taking into account its power over the activities of the investee, exposure to variable returns, and the ability to use its power to influence the variable returns of the Group, even though its holding interest are less than a majority.

(*3)

As a structured entity that aims to invest in securities, it is determined that the ownership interest rate is controlled by the Group taking into account its power over the activities of the investee, exposure to variable returns, and the ability to use its power to influence the variable returns of the Group.

(*4)

As money trusts under the Capital Market Act, it is determined that the ownership interest rate is controlled by the Group taking into account its power over the activities of the investee, exposure to variable returns, and the ability to use its power to influence the variable returns of the Group, even though its holding interest are less than a majority.

(*5)	They are excluded from consolidated subsidiary as the Group lost power over them during the reporting period.

The Group has not consolidated the following entities as of December 31, 2019 and 2018 despite having more than 50% ownership interest:

	As of December 31, 2019
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund(*)	Korea	Securities investment	55.2
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*)	Korea	Securities investment	55.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2018
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Securities Investment	65.8
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust(*)	Korea	Securities Investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities Investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
KB Nongso Sewage Treatment Equipment Private Special Asset (*)	Korea	Securities Investment	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.2
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund No. 1 (*)	Korea	Securities Investment	52.4

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(3)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared based on consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori America Bank	2,399,614	2,063,454	109,385	19,822	31,823
Woori Global Markets Asia Limited	623,296	489,462	30,756	7,242	12,422
Woori Bank China Limited	5,926,157	5,393,918	186,668	4,952	15,125
AO Woori Bank	388,406	321,422	24,980	7,231	17,723
PT Bank Woori Saudara Indonesia 1906 Tbk	3,143,279	2,566,204	231,132	42,252	84,710
Banco Woori Bank do Brasil S.A.	145,535	114,546	12,498	996	1,017
Korea BTL Infrastructure Fund	813,736	310	30,768	28,088	28,088
Woori Finance Cambodia PLC.	139,644	111,525	15,931	5,262	6,012
Woori Finance Myanmar Co., Ltd.	29,970	14,813	6,550	1,614	2,703
Wealth Development Bank	337,704	299,899	22,361	872	4,015
Woori Bank Vietnam Limited	1,538,675	1,281,108	61,551	14,000	23,540
WB Finance Co., Ltd.	442,083	348,940	63,923	13,997	16,524
Woori Bank Europe	212,750	156,667	2,318	(2,964)	(2,005)
Money trust under the FISCM Act	1,579,545	1,548,932	48,758	443	443
Structured entity for the securitization of financial assets	2,272,644	2,682,315	69,773	(852)	7,362
Structured entity for the investments in securities	168,362	49,090	18,140	5,876	7,142

	As of and for the year ended December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	96,260	63,412	271,651	2,840	269
Woori Private Equity Asset Management Co., Ltd.	38,820	1,439	1,713	(2,794)	(2,843)
Woori Finance Research Institute Co., Ltd.	3,891	560	4,708	7	(109)
Woori Card Co., Ltd.	9,987,057	8,305,093	1,371,301	114,767	106,517
Woori Investment Bank Co., Ltd.	2,682,660	2,367,418	205,446	25,552	25,533
Woori Credit Information Co., Ltd.	34,921	6,386	36,883	1,657	1,411
Woori America Bank	2,182,454	1,878,117	90,975	20,510	32,335
Woori Global Markets Asia Limited	517,627	396,216	18,748	5,144	9,647
Woori Bank China Limited	5,470,927	4,953,813	366,973	21,879	19,194
AO Woori Bank	305,521	256,260	19,433	5,163	(3,234)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,355,975	1,853,768	192,719	40,385	27,109
Banco Woori Bank do Brasil S.A.	179,130	149,146	13,971	1,262	(2,326)
Korea BTL Infrastructure Fund	777,437	299	29,760	26,057	26,057
Woori Fund Service Co., Ltd.	14,448	1,440	10,052	1,597	1,597
Woori Finance Cambodia PLC.	93,239	71,133	11,038	2,826	3,676
Woori Finance Myanmar Co., Ltd.	19,340	6,886	4,496	640	(1,256)
Wealth Development Bank	218,134	184,344	13,668	80	(451)
Woori Bank Vietnam Limited	954,580	720,554	48,716	10,710	13,618
WB Finance Co., Ltd.	268,794	225,655	24,310	2,421	2,329
Woori Bank Europe	58,399	311	5	(5,959)	(5,974)
Money trust under the FISCM Act	1,582,765	1,552,594	54,860	259	259
Structured entity for the securitization of financial assets	1,369,745	1,786,869	53,578	4,990	(5,681)
Structured entity for the investments in securities	63,676	142	1,826	(1,299)	(3,009)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funds to the structured entity, and it is exposed to the risk that it may not be able to recover its funds depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2019, the Group provides 2,206,740 million won of credit facilities for the structured entities mentioned above.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The ownership interests on unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks from the purchase commitments of asset-backed securities or issuance of asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funds and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, valuation gain or loss on ownership interest, or dividend income. With regards to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amounts of valuation gain or loss on investment and dividend income as an investor, and may be exposed to losses due to reduction in investment value.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of December 31, 2019 and 2018 are as follows. The maximum loss exposure includes the amount of investment recognized in the financial statements and the amount that is likely to be confirmed in the future when certain conditions are satisfied by contracts such as purchase arrangements, credit offerings and etc. (Unit: Korean Won in millions):

	December 31, 2019
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	6,481,401	55,533,559	16,329,990
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,804,202	2,380,297	1,361,579
Financial assets at FVTPL	—	28,834	1,068,082
Financial assets at FVTOCI	2,006,230	42,305	—
Financial assets at amortized cost	2,796,695	2,295,700	120,072
Investments in joint ventures and associates	—	7,475	173,425
Derivative assets	1,277	5,983	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	184	847	—
Derivative liabilities	—	15	—
Other liabilities (including provisions)	184	832	—
The maximum exposure to risks	5,184,814	2,826,937	1,407,338
Investments	4,804,202	2,380,297	1,361,579
Credit facilities	380,612	446,640	45,759
Loss recognized on unconsolidated structured entities	—	424	33,143

	December 31, 2018
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	6,796,235	58,161,494	11,138,822
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,571,835	2,831,842	1,530,767
Financial assets at FVTPL	285,156	70,219	1,197,844
Financial assets at FVTOCI	281,919	48,961	—
Financial assets at amortized cost	2,003,921	2,511,055	71,150
Investments in joint ventures and associates	—	197,393	261,773
Derivative assets	839	4,214	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,260	905	—
Derivative liabilities	116	248	—
Other liabilities (including provisions)	1,144	657	—
The maximum exposure to risks	3,252,329	3,408,271	1,587,325
Investments	2,571,835	2,831,842	1,530,767
Credit facilities	680,494	576,429	56,558
Loss recognized on unconsolidated structured entities	5,764	11,609	13,868

(7)

As of December 31, 2019 and 2018, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2019	December 31, 2018
Woori Investment Bank	—	130,088
PT Bank Woori Saudara Indonesia 1906 Tbk	83,315	68,250
Wealth Development Bank	18,524	16,557

2)	Net income or loss attributable to non-controlling interests

	For the year ended December 31, 2019	For the year ended December 31, 2018
Woori Investment Bank	12,547	10,262
PT Bank Woori Saudara Indonesia 1906 Tbk	8,502	8,126
Wealth Development Bank	427	39

3)	Dividends to non-controlling interests

	For the year ended December 31, 2019	For the year ended December 31, 2018
PT Bank Woori Saudara Indonesia 1906 Tbk	1,981	2,082

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

Woori Bank and its subsidiaries (the “Group”)’s consolidated financial statements are prepared in accordance with Korean Financial Reporting Standards (“K-IFRS”)

The significant accounting policies applied in the preparation of consolidated financial statements as of and for the year ended December 31, 2019 are stated below, and the accounting policies applied are identical to ones used in the preparation of previous period’s consolidated financial statements, except for the effects of adopting new standards or interpretations as explained below.

The consolidated financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The consolidated financial statements of the Group was approved by the Board of Directors on March 3, 2020, and is planned for an approval in the annual shareholder’s meeting on March 24, 2020.

1)	The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①	K-IFRS 1109 ‘Financial Instruments,’ K-IFRS 1107 ‘Financial Instruments: Disclosure’ amendments

The Group has adopted the amendments of K-IFRS 1109 and 1107 for the first time in the current year. The amendments mainly deal with the addition of temporary exceptions from applying specific hedge accounting requirements while the uncertainty arises from interest rate benchmark reform. The amendment requires that for the purpose of determining whether a forecast transaction (or a component thereof) is highly probable, an entity shall assume that the interest rate benchmark on which the hedged cash flows (contractually or non-contractually specified) are based is not altered as a result of interest rate benchmark reform. When applying the prospective assessment, the amendment further requires that an entity shall assume that the hedged risk or the interest rate benchmark on which the hedged item or the hedging instrument is based is not altered as a result of the reform. Additionally, for a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. Meanwhile, an entity shall prospectively cease applying the temporary exceptions to a hedged item at the earlier of:

(a) when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedged item; and (b) when the hedging relationship that the hedged item is part of is discontinued. Note 26 sets out details of the hedge accounting applied by the Group. These amendments will be effective from January 1, 2020 but the Group has applied such amendments in current year as the early adoption is permitted.

②	Leases

The Group initially applied K-IFRS 1116 on January 1, 2019. Other accounting standards enacted from January 1, 2019 are not expected to have material impacts on the Group’s consolidated financial statements.

K-IFRS 1116 introduces an accounting model for the single lessee and as a result, the Group, as a lessee, recognizes right-of-use assets which represent a lessee’s right to use an underlying asset and lease liabilities which represent an obligation to make lease payments. An accounting model for the lessor is similar to the previous accounting policy.

The Group recognized the cumulative effects due to the initial application of K-IFRS 1116 on January 1, 2019, which is the date of initial application. Therefore, the comparative financial information applies K-IFRS 1017 and the related interpretations as reported previously and was not restated. The details of the changes to the accounting policy are described below.

i)	Definition of lease

Previously, the Group determined whether an arrangement is, or contains, a lease on the arrangement date by applying K-IFRS 2104 ‘Determining whether an arrangement contains a lease’. The Group currently determines whether the contract is, or contains, a lease, based on the new definition of a lease. According to K-IFRS 1116, a contract is, or contains a lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time.

On the date of initial application for K-IFRS 1116, the Group elected to apply a practical expedient which does not require the Group to reassess whether the contract is a lease. The Group applied K-IFRS 1116 only to the contracts that were previously identified as a lease and did not reassess the contracts that were not identified as a lease in line with K-IFRS 1017 and K-IFRS 2104. Therefore, the definition of lease under K-IFRS 1116 is only applicable to contracts that are entered into or modified after January 1, 2019.

For a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease and non-lease components.

The Group elected not to recognize right-to-use assets and lease liabilities for certain leases of low-value assets (e.g. IT facilities) and short-term leases (less than one year). The Group will recognize the related lease payments as expenses equally over the lease period.

IFRS Interpretations Committee published its interpretation of ‘Lease Period and Lease Improvement Useful Life’ as of December 16, 2019. The Interpretation Committee discussed the calculation method of renewable lease and cancellable lease etc., and according to the interpretation, the consolidating company shall identify factors to consider a wide range of economic disadvantages and calculate the lease period based on them. However, as the Group is holding a large number of contracts and the conditions of the contract vary, sufficient time is required for analysis of the contract and accounting policy establishment. Therefore, the Group is planning to reflect the effects in the consolidated financial statements after the analysis of the effects changes in accounting policies over the lease term is completed.

ii)	Lessee

The Group leases various assets, including buildings, vehicles and IT equipment.

Previously, the Group classified its leases either as operating leases or as finance leases based on whether the lease substantially transfers the risk and reward of owning the underlying assets. According to K-IFRS 1116, the Group recognizes right-of-use assets and lease liabilities for most of its leases, which means most of its leases are presented in the statement of financial position.

For the right-of-use assets that do not satisfy the definition of an investment property, the Group presents those assets as the same item as the item that the corresponding underlying asset would have been presented for. Right-of-use assets that meet the definition of investment properties would be presented as investment properties.

The Group presents lease liability as other financial liabilities in the consolidated statement of financial position.

A lease classified as operating lease in accordance with K-IFRS 1017

The Group has classified its property lease as operating lease in accordance with K-IFRS 1017. For leases previously classified as operating leases applying K-IFRS 1017, the Group measures lease liabilities at the present value of the remaining lease payments using the Group’s incremental borrowing rates as of January 1, 2019. However, the Group elected not to apply recognition, measurement and presentation requirements for leases of low-value underlying assets. A right-of-use asset is measured using the following methods.

-	The same amount as the lease liability (adjusted for any advanced payments or payables). The Group adopts this method for all its leases.

For leases previously classified as operating leases applying K-IFRS 1017, the Group applies the following practical expedient when applying K-IFRS 1116.

-	Any initial direct cost is excluded from the measurement of right-of-use assets on the date of initial application.

-

As an alternative to impairment review, K-IFRS 1037 ‘Provisions, contingent liabilities and contingent assets’ is applied immediately prior to the date of initial application to determine whether the leases are onerous.

-	Right-of-use assets and lease liabilities are not recognized for a short-term lease (remaining lease term of 12 months or less).

-	Hindsight is used when determining a lease term for contracts that contain extension option or termination option.

iii)	Impacts to the financial statements

a)	Impacts at the point of transition

As of the date of transition to K-IFRS 1116, the Group additionally recognized the right-of-use assets and lease liabilities, and the impacts are as follows (Unit: Korean won in millions):

January 1, 2019
Right-of-use assets presented as premises and equipment (*)	441,170
Lease liability (*)	382,439

(*)	The differences have occurred due to prepaid, unpaid lease payment, transfer, etc. and there is no effect on retained earnings.

When measuring lease liabilities for leases that were previously classified as operating lease, the Group used its incremental borrowing rate as of January 1, 2019 as the discount rate. The applied weighted-average incremental borrowing rate is 2.14%.

January 1, 2019
Operating leases as of December 31, 2018	403,045
Amount discounted by incremental borrowing rate on January 1, 2019	382,709
- Recognition exemption for leases of low-value assets	(253)
- Recognition exemption for leases with remaining lease period of 12 months or less at the transition date	(17)

Lease liabilities recognized on January 1, 2019	382,439

b)	Impacts during the transition

The Group recognized depreciation expenses and interest expenses instead of the operating lease expenses for the leases in line with K-IFRS 1116. For the year ended December 31, 2019, the Group recognized depreciation expenses of 221,534 million Won and interest expenses of 8,309 million Won.

③	Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

④	It is believed that the following issued, revised standards will not have a significant impact on the Group:

-	K-IFRS 2123 Uncertainty over Income Tax Treatments (Issued)

-	K-IFRS 1109 Financial Instruments (Revised)

-	K-IFRS 1028 Investment in Associates and Joint Ventures (Revised)

-	K-IFRS 1019 Employee Benefits (Revised)

-	K-IFRS 1115 Revenue from Contracts with Customers (Revised)

-	Annual Improvements to IFRSs 2015-2017 Cycle

These annual improvements include partial amendments of K-IFRS 1012 ‘Income Tax,’ K-IFRS 1023 ‘Borrowing Cost,’ K-IFRS 1103 ‘Business Combination’ and K-IFRS 1111 ‘Joint Arrangements’.

2)

The details of K-IFRSs that have been issued and published as of the date of issue approval of financial statements but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

-	Revised Conceptual Framework for Financial Reporting

-	Revised K-IFRS 1103 ‘Business Combinations’

-	Revised K-IFRS 1001 ‘Financial Statements Presentation’ and K-IFRS 1008 ‘Change and Error of Accounting Policy and Accounting Estimates’

It is believed that revised standards listed above, will not have a significant impact on the company.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of the current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1039 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The requirements of K-IFRS 1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;

-	its liabilities, including its share of any liabilities incurred jointly;

-	its revenue from the sale of its share of the output arising from the joint operation;

-	its share of the revenue from the sale of the output by the joint operation; and

-	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the K-IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

K-IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and is being added or deducted to/from interest income on loans using effective interest rate method.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(8)	Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument) and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Group is classifying liabilities such as deposits due to customers, borrowings and debentures as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a) Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b) Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c) Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss (or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

-	General approach: Financial assets that do not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

Financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. When loan receivable previously written off is subsequently collected, the related loss allowance is increased and changes in loss allowance are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from other comprehensive income to net income.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

The Group is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Software and others	4 to 5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

As the Group applied K-IFRS 1116 using the revised retrospective method, the comparative financial information has not been prepared. The Group also applied K-IFRS 1017 and 2104. The accounting policies in accordance with K-IFRS 1017 and 2104 are separately disclosed.

Accounting policy applied since January 1, 2019.

The Group determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Group uses the definition of a lease in K-IFRS 1116.

This accounting policy applies to contracts entered into since January 1, 2019.

1)	The Group as a lessor

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments (including in-substance fixed payments)

-	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

-	Amounts expected to be payable by the lessee under residual value guarantees

-

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index (or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The Group applies its judgment when determining the lease term for some lease contracts that include the extension option. The assessment of whether the Group is reasonably certain to exercise the option significantly affects the lease term and therefore has a significant impact on the amount of lease liabilities and the right-of-use asset.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Group classifies its leases as either an operating lease or a finance lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies K-IFRS 1115 to allocate the consideration of the contract.

The Group applies derecognition and impairment provisions of K-IFRS 9 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from K-IFRS 1116.

3)	Accounting policy applied until January 1, 2019

The Group classifies a lease as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, and all lease contracts other than finance leases are classified as operating leases.

①	The Group as a lessee

In case of finance leases, the lesser amount of the present value of the minimum lease payments at the commencement date of the lease term or the fair value of the leased asset are recognized as financial lease assets and liabilities in the statement of financial position. Lease payments are allocated as interest expense and repayment of the lease liability so that the same period interest rate is calculated for the balance of the liability. Adjustment to the lease payments are accounted for as expenses during the period.

The operating lease payments are recognized as an expense on a straight-line basis if there is no other systematic basis that is more representative of the pattern in which benefit from the use of underlying asset. Adjustment lease payments from the operating leases are accounted for as expenses during the period in which they are incurred.

②	The Group as a lessor

The Group recognizes a finance lease receivable equal to the present value of the minimum lease and the non-guaranteed residual value, which is the net investment of the finance lease. The accounting for recognizing interest income by reporting period is carried out on a financial lease receivable after the commencement date of the lease term by applying a method in which a certain interest rate of the Group’s net investment in the lease is calculated.

The Group recognizes income from lease payments of operating lease on a straight-line basis over the lease term, and the direct costs of the lease incurred during the negotiation and contract phase of the operating lease is added to the carrying value of the lease asset and recognized as an expense over the lease term on a straight-line basis. Operating lease assets are included in other assets and are depreciated over their economic useful life.

(16)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

In the previous year, all embedded derivatives which were part of a hybrid contract were treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL

2)	Hedge accounting

The Group is applying K-IFRS 1109 in regards to hedge accounting. The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

-	When there is an economic relationship between the hedged items and hedging instruments.

-	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

-

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4)	Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income, to the extent of cumulative fair value changes of the hedged item from the date of hedge accounting. The gain or loss relating to the ineffective portion is recognized immediately in net income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers do not affect other comprehensive income. Also, if accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17)	Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. Provisions are not recognized for the future operating losses.

The Group recognizes provision related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(20)	Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

-	Loss allowance in accordance with K-IFRS 1109

-	Initial book value less accumulated profit measured in accordance with K-IFRS 1115

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis

In response, the Group paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(23)	Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(9)-5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition (*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as economic growth rates, interest rates, market index rates, etc., in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of prediction models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

-

Calculation of predicted default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the prediction model developed.

At the end of every reporting period, the Group evaluates whether credit risk reflected forward-looking information has significantly been increased since the date of initial recognition. When evaluating whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses. The Group performs the above evaluation with distinctions made to corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating (*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)
Significant decrease in credit rating (*)

(*)

Determining whether there has been a significant decrease in the credit rating of corporate and retail exposures applies only to credit ratings that are measured through 12-month expected credit loss. The Bank has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step

Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

(4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused loan commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018
Loans and other financial assets at amortized cost	Korean treasury and government agencies	14,776,596	13,547,154
	Banks	17,147,119	22,282,857
	Corporates	99,503,081	96,619,393
	Consumers	150,774,306	149,998,911

	Sub-total	282,201,102	282,448,315

Financial assets at FVTPL (*)	Deposit	27,901	26,935
	Debt securities	1,298,105	1,824,155
	Loans	9,037	385,450
	Derivative assets	2,921,221	2,026,079

	Sub-total	4,256,264	4,262,619

Financial assets at FVTOCI	Debt securities	26,779,977	17,112,249
Securities at amortized cost	Debt securities	20,320,539	22,932,559
Derivative assets	Derivative assets (Designated for hedging)	111,764	35,503
Off-balance accounts	Guarantees	12,618,918	12,666,417
	Unused loan commitments	70,303,900	97,796,704

	Sub-total	82,922,818	110,463,121

	Total	416,592,464	437,254,366

(*)	Puttable financial instruments are not included.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2019
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	256,824,697	5,107,935	5,077,666	1,844,374	1,172,209	12,174,221	282,201,102
Securities at amortized cost	20,104,604	—	66,747	—	—	149,188	20,320,539
Financial assets at FVTPL	4,255,159	381	—	—	724	—	4,256,264
Financial assets at FVTOCI	24,543,608	332,319	144,601	102,311	2	1,657,136	26,779,977
Derivative assets (Designated for hedging)	111,764	—	—	—	—	—	111,764
Off-balance accounts	79,254,829	1,211,857	387,795	78,850	46,662	1,942,825	82,922,818

Total	385,094,661	6,652,492	5,676,809	2,025,535	1,219,597	15,923,370	416,592,464

	December 31, 2018
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	261,538,144	4,592,153	4,597,119	1,526,532	893,354	9,301,013	282,448,315
Securities at amortized cost	22,757,048	—	70,578	—	—	104,933	22,932,559
Financial assets at FVTPL	4,261,110	1,243	—	—	266	—	4,262,619
Financial assets at FVTOCI	15,697,518	261,085	103,755	24,960	2,247	1,022,684	17,112,249
Derivative assets (Designated for hedging)	35,503	—	—	—	—	—	35,503
Off-balance accounts	107,632,858	801,978	343,323	136,727	35,000	1,513,235	110,463,121

Total	411,922,181	5,656,459	5,114,775	1,688,219	930,867	11,941,865	437,254,366

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code. (Unit: Korean Won in millions):

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	50,039,309	32,446,042	35,252,933	2,999,644	146,868,586	14,594,588	282,201,102
Securities at amortized cost	8,545,838	—	10,979,001	364,591	—	431,109	20,320,539
Financial assets at FVTPL	122,809	120,181	3,065,124	9,057	15,430	923,663	4,256,264
Financial assets at FVTOCI	85,609	139,098	18,968,457	—	9,241	7,577,572	26,779,977
Derivative assets (Designated for hedging)	—	—	111,764	—	—	—	111,764
Off-balance accounts	15,679,156	22,883,535	10,105,862	3,678,937	23,774,589	6,800,739	82,922,818

Total	74,472,721	55,588,856	78,483,141	7,052,229	170,667,846	30,327,671	416,592,464

	December 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,316,081	34,967,700	40,337,838	3,295,967	145,715,074	9,815,655	282,448,315
Securities at amortized cost	1,157,512	—	13,414,743	527,847	—	7,832,457	22,932,559
Financial assets at FVTPL	120,659	153,159	3,117,845	16,118	7,614	847,224	4,262,619
Financial assets at FVTOCI	382,409	109,749	13,017,646	224,665	5,535	3,372,245	17,112,249
Derivative assets (Designated for hedging)	—	—	35,503	—	—	—	35,503
Off-balance accounts	17,645,104	22,300,388	9,654,685	4,146,708	49,948,865	6,767,371	110,463,121

Total	67,621,765	57,530,996	79,578,260	8,211,305	195,677,088	28,634,952	437,254,366

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) is as follows (Unit: Korean Won in millions):

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	245,680,458	19,326,404	8,133,469	9,134,828	1,249,380	283,524,539	(1,323,437)	282,201,102
Korean treasury and government agencies	14,769,487	10,390	—	—	1	14,779,878	(3,282)	14,776,596
Banks	16,885,709	109,667	150,318	—	21,907	17,167,601	(20,482)	17,147,119
Corporates	81,111,077	15,049,095	446,679	3,068,152	771,893	100,446,896	(943,815)	99,503,081
General business	45,740,212	6,039,033	402,467	1,421,602	533,016	54,136,330	(643,530)	53,492,800
Small- and medium-sized enterprise	31,378,069	8,507,800	44,212	1,586,865	225,544	41,742,490	(276,815)	41,465,675
Project financing and others	3,992,796	502,262	—	59,685	13,333	4,568,076	(23,470)	4,544,606
Consumers	132,914,185	4,157,252	7,536,472	6,066,676	455,579	151,130,164	(355,858)	150,774,306
Securities at amortized cost	20,326,050	—	—	—	—	20,326,050	(5,511)	20,320,539
Financial assets at FVTOCI (*4)	26,669,417	110,560	—	—	—	26,779,977	(8,558)	26,779,977

Total	292,675,925	19,436,964	8,133,469	9,134,828	1,249,380	330,630,566	(1,337,506)	329,301,618

	December 31, 2019
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	169,438,540	14,451,806	681,699	184,572,045
Korean treasury and government agencies	—	—	—	—
Banks	612,200	2,028	—	614,228
Corporates	55,602,819	2,335,496	384,420	58,322,735
General business	22,291,349	1,023,766	240,771	23,555,886
Small- and medium-sized enterprise	31,517,538	1,311,730	143,649	32,972,917
Project financing and others	1,793,932	—	—	1,793,932
Consumers	113,223,521	12,114,282	297,279	125,635,082
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	169,438,540	14,451,806	681,699	184,572,045

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount

	December 31, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	252,911,704	17,624,416	6,330,382	5,739,850	1,693,148	284,299,500	(1,851,185)	282,448,315
Korean treasury and government agencies	13,549,305	1,009	1	—	—	13,550,315	(3,161)	13,547,154
Banks	22,162,966	105,583	27,777	—	14,307	22,310,633	(27,776)	22,282,857
Corporates	77,152,005	15,550,301	655,907	3,424,215	1,034,030	97,816,458	(1,197,065)	96,619,393
General business	43,165,455	6,474,057	526,303	1,723,704	716,722	52,606,241	(816,783)	51,789,458
Small- and medium-sized enterprise	29,510,917	8,527,542	107,998	1,547,761	277,825	39,972,043	(335,469)	39,636,574
Project financing and others	4,475,633	548,702	21,606	152,750	39,483	5,238,174	(44,813)	5,193,361
Consumers	140,047,428	1,967,523	5,646,697	2,315,635	644,811	150,622,094	(623,183)	149,998,911
Securities at amortized cost	22,939,039	—	195	—	250	22,939,484	(6,925)	22,932,559
Financial assets at FVTOCI (*4)	16,940,654	146,443	25,153	—	—	17,112,250	(6,177)	17,112,250

Total	292,791,397	17,770,859	6,355,730	5,739,850	1,693,398	324,351,234	(1,864,287)	322,493,124

	December 31, 2018
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	163,329,105	8,836,440	698,593	172,864,138
Korean treasury and government agencies	11,600	—	—	11,600
Banks	361,024	3,334	—	364,358
Corporates	51,595,949	2,509,620	426,325	54,531,894
General business	19,907,948	1,167,993	241,651	21,317,592
Small- and medium-sized enterprise	29,780,716	1,291,222	184,674	31,256,612
Project financing and others	1,907,285	50,405	—	1,957,690
Consumers	111,360,532	6,323,486	272,268	117,956,286
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	163,329,105	8,836,440	698,593	172,864,138

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	10,952,919	1,333,561	355	223,657	108,426	12,618,918
Loan Commitments	65,582,464	2,865,739	1,270,212	566,983	18,502	70,303,900

Total	76,535,383	4,199,300	1,270,567	790,640	126,928	82,922,818

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2018
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	11,212,772	1,063,551	7,147	261,599	121,348	12,666,417
Loan commitments	91,734,567	3,632,586	1,529,330	880,518	19,703	97,796,704

Total	102,947,339	4,696,137	1,536,477	1,142,117	141,051	110,463,121

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

There have been no significant decreases in the value of collateral or other credit enhancements held by the Group during the current year or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of December 31, 2019, there are no financial assets that do not recognize the allowance for losses due to collateral.

5)

For the financial assets that record loss allowance as total expected credit loss, the amortized cost before the change in contractual cash flows is 18,735 million won, and the net loss due to the change is 82 million won.

6)

As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2019 and 2018 are 8,362,692 million won and 9,578,796 million won, respectively.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

For trading activities and non-trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness. The process is called market risk management.

1)	Market risk management for trading activities

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Group measures Value at Risk (“VaR,” maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and one-day holding period of positions and the limit management is performed on a daily basis. The validation of the model is assessed through the performance of back testing, which is to compare the actual gain or loss to the VaR measurements on a daily basis.

In addition, for crisis management, the Group performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

Each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit discriminated by managerial unit (group, department, team, risk element, etc.), and as for minor operating units, the limits are decided by position operating department up to given limit. Limit compliance is independently monitored by risk general department and periodically reported to risk management committee and risk management council.

2)	Market risk management for non-trading activities

For non-trading sectors of the Group, the risk is managed and measured by ΔNII (change in Net Interest Income) and ΔEVE (change in Economic Value of Equity) through NII (Net Interest Income) and NPV (Net Present Value) simulation, and for the remaining subsidiaries, the risk is managed and measured with interest rate EaR (Earning at Risk, maximum of the expected change for profit or loss) and interest rate VaR that are in accordance with BIS Framework.

NII is a profit-based indicator for displaying the profit changes in the short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in an economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. Meanwhile, ΔNII means possible variation of net interest income induced by changes of interest rate during the certain future period of time (e.g. 1year), and ΔEVE is possible variation of present value of assets, liabilities, off-balance accounts and ultimately, economic value of shareholder’s equity which is incurred by the same reason as ΔNII.

a)	Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2019 and 2018, respectively, and the VaR as of December 31, 2019 and 2018, respectively, are as follows (Unit: Korean Won in millions):

	December 31, 2019	For the year ended December 31, 2019			December 31, 2018	For the year ended December 31, 2018
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	5,052	3,406	5,725	1,176	3,107	3,702	5,528	1,730
Stock price	3,730	3,203	5,935	1,146	2,353	2,669	5,081	1,138
Foreign currencies	5,028	5,033	6,469	4,395	4,972	4,678	6,136	3,439
Commodity price	—	1	32	—	—	3	24	—
Diversification	(6,233)	(5,127)	(9,229)	(2,339)	(4,445)	(4,869)	(8,155)	(1,815)

Total VaR(*)	7,577	6,516	8,932	4,378	5,987	6,183	8,614	4,492

(*)	VaR (Value at Risk): Maximum expected daily losses at 99% confidence level

b)	Non-trading activities

For assets and liabilities as of December 31, 2019 that include Bank and consolidated trusts and subsidiaries of the Bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2019
ΔEVE(*1)	ΔNII(*2)
490,981	162,023

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

NII and NPV according to interest rate change scenario for assets and liabilities held by the Bank and connected trusts as of December 31, 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2018
	NII(*1)	NPV(*2)
Base case	4,895,332	24,636,678
Base case (Prepay)	4,887,799	24,225,946
IR 100bp up	5,575,470	24,415,761
IR 100bp down	4,329,543	24,907,344
IR 200bp up	6,603,132	24,232,738
IR 200bp down	3,508,859	25,245,667
IR 300bp up	7,560,155	24,079,415
IR 300bp down	3,352,267	25,680,084

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

Interest EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

As of December 31, 2018, the interest EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank, consolidated trusts are as follows (Unit: Korean Won in millions):

December 31, 2018
EaR (*1)	VaR (*2)
248,364	141,484

(*1)	EaR (Earning at Risk): Change of Maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	146,193,133	48,300,144	11,816,952	9,862,931	55,239,556	4,920,615	276,333,331
Financial assets at FVTPL	23,808	1,352	37	36	1,161	13,347	39,741
Financial assets at FVTOCI	5,404,435	5,486,008	3,450,669	3,174,789	9,366,714	309,364	27,191,979
Securities at amortized cost	1,844,868	1,696,004	738,383	1,409,549	14,869,227	858,142	21,416,173

Total	153,466,244	55,483,508	16,006,041	14,447,305	79,476,658	6,101,468	324,981,224

Liability:
Deposits due to customers	115,999,212	46,176,835	32,506,154	26,207,212	42,787,093	59,305	263,735,811
Borrowings	11,716,603	1,910,759	1,048,991	706,952	3,230,108	509,359	19,122,772
Debentures	1,775,711	2,326,926	2,770,855	2,002,444	13,872,930	1,487,529	24,236,395

Total	129,491,526	50,414,520	36,326,000	28,916,608	59,890,131	2,056,193	307,094,978

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	159,893,080	45,387,214	8,878,060	9,903,959	46,459,450	4,201,379	274,723,142
Financial assets at FVTPL	371,984	32,278	24,951	64,838	145,121	27,536	666,708
Financial assets at FVTOCI	2,579,442	1,775,435	1,486,953	2,223,494	9,289,742	185,320	17,540,386
Securities at amortized cost	2,449,416	2,251,180	1,735,698	1,946,948	15,177,608	402,671	23,963,521

Total	165,293,922	49,446,107	12,125,662	14,139,239	71,071,921	4,816,906	316,893,757

Liability:
Deposits due to customers	100,232,916	44,207,416	29,419,951	35,427,657	40,130,055	72,276	249,490,271
Borrowings	9,971,680	1,924,390	670,404	518,167	2,723,156	626,364	16,434,161
Debentures	2,143,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,704,176

Total	112,348,512	48,548,289	32,291,425	38,530,054	61,808,611	3,101,717	296,628,608

3)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	22,869	26,477,960	150,462	1,600,140	31,392	5,202,952	2,258	2,929,311	5,243,487	41,453,850
	Financial assets at FVTPL	157	181,600	5,322	56,602	—	—	105	135,827	62,813	436,842
	Financial assets at FVTOCI	2,675	3,097,614	—	—	2,005	332,319	25	33,017	406,753	3,869,703
	Securities at amortized cost	319	369,677	—	—	—	—	40	52,139	97,092	518,908

	Total	26,020	30,126,851	155,784	1,656,742	33,397	5,535,271	2,428	3,150,294	5,810,145	46,279,303

Liability	Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
	Deposits due to customers	13,208	15,291,671	166,108	1,766,526	27,739	4,597,467	1,727	2,240,884	3,245,229	27,141,777
	Borrowings	6,588	7,627,665	11,061	117,634	17	2,743	515	668,060	499,046	8,915,148
	Debentures	3,519	4,074,200	—	—	—	—	105	136,230	96,646	4,307,076
	Other financial liabilities	2,966	3,434,559	11,240	119,529	3,079	510,281	359	466,240	6,473	4,537,082

	Total	26,532	30,719,197	192,824	2,050,646	30,835	5,110,491	2,774	3,599,190	3,931,184	45,410,708

Off-balance accounts		6,550	7,583,651	34,316	364,946	4,525	749,973	560	726,323	459,726	9,884,619

		December 31, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	20,406	22,816,027	167,419	1,696,255	29,880	4,863,230	1,994	2,550,147	4,742,340	36,667,999
	Financial assets at FVTPL	74	82,197	1,425	14,434	—	—	59	75,169	79,584	251,384
	Financial assets at FVTOCI	1,472	1,645,595	—	—	1,604	261,085	—	—	729,581	2,636,261
	Securities at amortized cost	52	58,489	—	—	—	—	—	—	175,552	234,041

	Total	22,004	24,602,308	168,844	1,710,689	31,484	5,124,315	2,053	2,625,316	5,727,057	39,789,685

Liability	Financial liabilities at FVTPL	118	131,927	1,956	19,815	—	—	55	70,250	121,658	343,650
	Deposits due to customers	11,159	12,477,154	169,770	1,720,072	23,967	3,900,923	887	1,135,149	4,392,936	23,626,234
	Borrowings	6,606	7,386,616	3,834	38,847	381	61,947	286	365,585	505,541	8,358,536
	Debentures	3,645	4,075,084	—	—	—	—	—	—	285,339	4,360,423
	Other financial liabilities	2,522	2,820,290	28,955	293,362	1,818	295,919	193	246,584	18,527	3,674,682

	Total	24,050	26,891,071	204,515	2,072,096	26,166	4,258,789	1,421	1,817,568	5,324,001	40,363,525

Off-balance accounts		7,453	8,333,153	33,347	337,868	1,557	253,366	474	606,714	823,655	10,354,756

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	165,400,761	37,167,838	24,506,399	30,749,525	6,590,119	1,877,594	266,292,236
Borrowings	8,207,571	2,948,384	2,162,846	1,880,424	3,647,461	520,937	19,367,623
Debentures	1,775,711	2,326,926	2,770,855	2,002,444	13,872,930	1,487,529	24,236,395
Lease liabilities	43,226	40,097	34,940	31,939	212,858	40,698	403,758
Other financial liabilities	10,237,132	50,758	116,798	8,198	7,288	2,660,368	13,080,542

Total	185,779,557	42,534,003	29,591,838	34,672,530	24,330,656	6,587,126	323,495,710

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	145,187,689	33,825,662	22,186,833	42,046,740	7,098,907	1,870,334	252,216,165
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,143,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,704,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	168,137,287	39,133,011	26,431,968	46,240,156	29,301,050	7,203,988	316,447,460

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	174,235,496	38,690,463	23,520,964	23,618,431	5,547,232	150,234	265,762,820
Borrowings	8,207,571	2,948,384	2,162,846	1,880,424	3,647,461	520,937	19,367,623
Debentures	1,775,711	2,326,926	2,770,855	2,002,444	13,872,930	1,487,529	24,236,395
Lease liabilities	43,226	40,097	34,940	31,939	212,858	40,698	403,758
Other financial liabilities	10,237,132	50,758	116,798	8,198	7,288	2,660,368	13,080,542

Total	194,614,292	44,056,628	28,606,403	27,541,436	23,287,769	4,859,766	322,966,294

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	163,787,990	38,126,886	20,993,436	23,262,092	5,230,533	17,649	251,418,586
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,143,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,704,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	186,737,588	43,434,235	25,238,571	27,455,508	27,432,676	5,351,303	315,649,881

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2018 and 2017 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2019	Cash flow hedge	3	3	3	3	31	—	43
	Trading	2,841,138	—	—	—	—	—	2,841,138
December 31, 2018	Cash flow hedge	(1,880)	(683)	8,080	14,133	14,104	—	33,754
	Fair value hedge	(3,835)	9,448	(3,541)	9,133	6,991	—	18,196
	Trading	2,090,861	—	—	—	—	—	2,090,861

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Guarantees	12,618,918	12,666,417
Loan commitments	70,303,900	97,796,704

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 8.00% and 7.13%, a Tier 1 capital ratio of 9.50% and 8.63% and a minimum total capital ratio of 11.5% and 10.63% as of December 31, 2019 and December 31, 2018, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Tier 1 capital	17,321,301	17,275,539
Other Tier 1 capital	3,466,009	3,147,680
Tier 2 capital	3,526,902	3,827,573

Total risk-adjusted capital	24,314,212	24,250,792

Risk-weighted assets for credit risk	139,043,544	142,626,069
Risk-weighted assets for market risk	2,706,955	2,372,451
Risk-weighted assets for operational risk	9,197,928	9,972,430
Additional capital under capital floor	6,941,108	—

Total risk-weighted assets	157,889,535	154,970,950

Common Equity Tier 1 ratio	10.97%	11.15%

Tier 1 capital ratio	13.17%	13.18%

Total capital ratio	15.40%	15.65%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters and others
Net Interest income (expense)
Interest income	3,782,031	3,648,980	152,368	6,635	481,074	1,845,680
Interest expense	(1,158,128)	(2,549,507)	—	—	(116,555)	(1,094,078)
Inter-segment	(868,580)	885,816	(174,188)	63,738	—	93,214

	1,755,323	1,985,289	(21,820)	70,373	364,519	844,816

Net non-interest Income (expense)
Non-interest income	541,013	662,186	283,304	9,963,528	470,233	(23,976)
Non-interest expense	(34,268)	(119,374)	(80,681)	(9,877,111)	(443,950)	224,877
Inter-segment	126,756	72,052	—	—	—	(198,808)

	633,501	614,864	202,623	86,417	26,283	2,093

Other income (expense)
General and administrative expense	(1,872,196)	(913,239)	(20,586)	(22,902)	(120,774)	(626,447)
Reversal of allowance for credit loss and impairment losses due to credit loss	(80,181)	(12,617)	9,343	(178)	(172,552)	51,728

	(1,952,377)	(925,856)	(11,243)	(23,080)	(293,326)	(574,719)

Operating income (expenses)	436,447	1,674,297	169,560	133,710	97,476	272,190
Non-operating income (expenses)	(99,015)	(23,843)	41,754	(9,453)	15,725	(14,826)
Net income (expense) before income tax expense	337,432	1,650,454	211,314	124,257	113,201	257,364
Income tax expense	(92,794)	(447,731)	(58,111)	(34,171)	(27,164)	16,555

Net income (expense)	244,638	1,202,723	153,203	90,086	86,037	273,919

	For the year ended December 31, 2019
	Sub-total	Adjustments(*)	Dis-continued operations	Continuing operations
Net Interest income (expense)
Interest income	9,916,768	376,493	480,723	9,812,538
Interest expense	(4,918,268)	306,264	(116,162)	(4,495,842)
Inter-segment	—	—	—	—

	4,998,500	682,757	364,561	5,316,696

Net non-interest Income (expense)
Non-interest income	11,896,288	(10,138,668)	397,639	1,359,981
Non-interest expense	(10,330,507)	9,573,064	(284,772)	(472,671)
Inter-segment	—	—	—	—

	1,565,781	(565,604)	112,867	887,310

Other income (expense)
General and administrative expense	(3,576,144)	(38,520)	(120,524)	(3,494,140)
Reversal of allowance for credit loss and impairment losses due to credit loss	(204,457)	(86,344)	(172,552)	(118,249)

	(3,780,601)	(124,864)	(293,076)	(3,612,389)

Operating income (expenses)	2,783,680	(7,711)	184,352	2,591,617
Non-operating income (expenses)	(89,658)	(486,834)	(628,635)	52,143
Net income (expense) before income tax expense	2,694,022	(494,545)	(444,283)	2,643,760
Income tax expense	(643,416)	(28,996)	(27,164)	(645,248)

Net income (expense)	2,050,606	(523,541)	(471,447)	1,998,512

	For the year ended December 31, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters and others
Net Interest income (expense)
Interest income	3,529,645	3,409,835	152,273	8,945	670,240	1,605,696
Interest expense	(1,021,639)	(2,168,000)	(150)	—	(160,642)	(983,547)
Inter-segment	(634,110)	833,224	(163,962)	25,963	—	(61,115)

	1,873,896	2,075,059	(11,839)	34,908	509,598	561,034

Net non-interest Income (expense)
Non-interest income	678,360	721,096	230,357	7,020,740	665,534	1,214,380
Non-interest expense	(143,704)	(290,347)	(53,671)	(6,964,671)	(620,687)	(550,919)
Inter-segment	132,690	70,016	—	—	—	(202,706)

	667,346	500,765	176,686	56,069	44,847	460,755

Other income (expense)
General and administrative expense	(1,865,933)	(868,608)	(14,318)	(18,452)	(170,765)	(967,923)
Reversal of allowance for credit loss and impairment losses due to credit loss	(127,220)	(61,064)	62,454	(16,861)	(227,144)	102,574

	(1,993,153)	(929,672)	48,136	(35,313)	(397,909)	(865,349)

Operating income (expenses)	548,089	1,646,152	212,983	55,664	156,536	156,440
Non-operating income (expenses)	(20,208)	899	32,738	—	(5,547)	56,829
Net income (expense) before income tax expense	527,881	1,647,051	245,721	55,664	150,989	213,269
Income tax expense	(145,167)	(445,619)	(67,573)	(15,308)	(36,222)	(41,088)

Net income (expense)	382,714	1,201,432	178,148	40,356	114,767	172,181

	For the year ended December 31, 2018
	Sub-total	Adjustments(*)	Dis-continued operations	Continuing operations
Net Interest income (expense)
Interest income	9,376,634	307,865	669,839	9,014,660
Interest expense	(4,333,978)	300,431	(159,953)	(3,873,594)
Inter-segment	—	—	—	—

	5,042,656	608,296	509,886	5,141,066

Net non-interest Income (expense)
Non-interest income	10,530,467	(8,456,014)	654,923	1,419,530
Non-interest expense	(8,623,999)	7,611,504	(442,717)	(569,778)
Inter-segment	—	—	—	—

	1,906,468	(844,510)	212,206	849,752

Other income (expense)
General and administrative expense	(3,905,999)	281,966	(140,121)	(3,483,912)
Reversal of allowance for credit loss and impairment losses due to credit loss	(267,261)	(62,314)	(244,762)	(84,813)

	(4,173,260)	219,652	(384,883)	(3,568,725)

Operating income (expenses)	2,775,864	(16,562)	337,209	2,422,093
Non-operating income (expenses)	64,711	(19,141)	(2,447)	48,017
Net income (expense) before income tax expense	2,840,575	(35,703)	334,762	2,470,110
Income tax expense	(750,977)	(2,246)	(36,222)	(717,001)

Net income (expense)	2,089,598	(37,949)	298,540	1,753,109

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with K-IFRS.

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2019 and 2018 amounted to 10,702,487 million Won and 10,447,783 million Won, respectively, and revenue from the foreign customers amounted to 1,348,394 million Won and 1,311,169 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2019 and 2018 are 4,509,131 million Won and 3,531,842 million Won, respectively, and foreign subsidiaries are 386,495 million Won and 236,050 million Won, respectively.

(4)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Cash	1,957,984	2,107,850
Foreign currencies	625,986	725,083
Demand deposits	3,518,505	3,512,216
Fixed deposits	59,554	367,474

Total	6,162,029	6,712,623

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(29,376)	2,505
Changes in other comprehensive income related to valuation of equity method investments	373	2,958
Changes in other comprehensive income related to valuation gain or loss on cash flow hedge	(1,740)	(4,646)
Changes in financial assets at FVTOCI as a result of debt-equity swap	96,527	14,378
Changes in investments in associates due to accounts transfer	—	(89,151)
Changes in unpaid dividends on hybrid equity securities	(22,269)	3,569
Changes in equity related to assets held for distribution (sale)	—	(17,342)
Classified to assets held for distribution (sale) from premises and equipment	95	15,594
Classified to assets held for distribution (sale) from deferred tax assets	—	9,778
Increase in right-of-use assets and lease liabilities	624,306	—

(3)	Adjustments of liabilities from financing activities in current year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
			Not involving cash inflows and outflows
	January 1, 2019	Cash flow	Foreign Exchange	Variation of gains on valuation of hedged items	Others	December 31, 2019
Borrowings	16,202,986	2,843,408	(281,312)	—	(189,516)	18,575,566
Debentures	28,725,862	762,422	124,472	85,983	(6,864,331)	22,834,408
Lease liabilities (*)	382,439	(213,329)	375	—	219,124	388,609

Total	45,311,287	3,392,501	(156,465)	85,983	(6,834,723)	41,798,583

(*)	The amount of lease liability at the beginning of the current in applying K-IFRS 1116 is reflected.

	For the year ended December 31, 2018
			Not involving cash inflows and outflows
	January 1, 2018	Cash flow	Foreign Exchange	Variation of gains on valuation of hedged items	Others	December 31, 2018
Borrowings	14,784,706	1,257,121	161,078	—	81	16,202,986
Debentures	27,869,651	602,331	267,339	(25,498)	12,039	28,725,862

Total	42,654,357	1,859,452	428,417	(25,498)	12,120	44,928,848

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Financial assets at fair value through profit or loss mandatorily measured at fair value	6,672,557	6,126,183

Total	6,672,557	6,126,183

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Deposits:
Gold banking asset	27,901	26,935
Securities:
Debt securities
Korean treasury and government agencies	521,600	516,173
Financial institutions	390,340	533,393
Corporates	306,165	774,589
Others	80,000	—
Equity securities	634,052	455,666
Capital contributions	483,199	422,481
Beneficiary certificates	1,299,042	985,417

Sub-total	3,714,398	3,687,719

Loans	9,037	385,450
Derivatives assets	2,921,221	2,026,079

Total	6,672,557	6,126,183

(3)	Financial assets at fair value through profit or loss designated as upon initial recognition is nil as of December 31, 2018 and 2019

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Debt securities:
Korean treasury and government agencies	1,152,711	1,358,378
Financial institutions	17,769,924	11,252,790
Corporates	3,906,957	1,824,843
Bond denominated in foreign currencies	3,869,648	2,636,209

Sub-total	26,699,240	17,072,220

Equity securities	848,730	951,174
Securities loaned	80,737	40,029

Total	27,628,707	18,063,423

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2019	December 31, 2018	Remarks
Investment for strategic business partnership purpose	593,242	662,934
Debt-equity swap	255,444	287,990
Others	44	250	Cooperative insurance, etc.

Total	848,730	951,174

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	62	(62)	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of (allowance for) credit losses (*1)	(3,276)	235	—	(3,041)
Disposal	476	—	—	476
Changes in consolidated scope	157	65	—	222
Others (*2)	(38)	—	—	(38)

Ending balance	(8,558)	—	—	(8,558)

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,107)	(129)	—	(4,236)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net allowance for credit losses (*1)	(1,918)	(109)	—	(2,027)
Others (*2)	86	—	—	86

Ending balance	(5,939)	(238)	—	(6,177)

(*1)	Profit or loss from discontinued operations are included.
(*2)	Others consists of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	10,043	(10,043)	—	—
Transfer to lifetime expected credit losses	(5,116)	5,116	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,722,665	—	—	23,722,665
Disposal / Redemption	(14,132,724)	(10,088)	—	(14,142,812)
Gain (loss) on valuation	49,440	(113)	—	49,327
Amortization based on effective interest method	14,641	—	—	14,641
Changes in consolidated scope	(35,636)	(10,025)	—	(45,661)
Others (*)	69,568	—	—	69,568

Ending balance	26,779,977	—	—	26,779,977

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,843,997	30,212	—	12,874,209
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	13,275,429	10,000	—	13,285,429
Disposal / Redemption	(9,146,307)	(15,047)	—	(9,161,354)
Gain (loss) on valuation	70,017	(59)	—	69,958
Amortization based on effective interest method	10,195	47	—	10,242
Others (*)	33,765	—	—	33,765

Ending balance	17,087,096	25,153	—	17,112,249

(*)	Others consists of foreign currencies translation, etc.

(4) During the term, the Group sold its equity securities of Woori Finance Holdings Co., designated as financial assets at FVTOCI in order to comply with the requirement to limit the acquisition of parent company shares by its subsidiaries under the business law. The fair value at disposal is 767,727 million Won and the cumulative loss at disposal is 23,782 million Won. In addition, the equity securities designated as FVTOCI were sold in accordance with the sale settlements of the creditors, and the fair value at disposal is 34,841 million Won and the cumulative loss at disposal is 38,995 million Won.

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of December 31, 2019 and December 31, 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Korean treasury and government agencies	8,044,040	7,523,458
Financial institutions	6,694,614	9,474,922
Corporates	5,068,489	5,707,063
Foreign currency-denominated bonds	518,907	234,041
Allowance for credit losses	(5,511)	(6,925)

Total	20,320,539	22,932,559

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the years ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of credit losses	1,415	—	—	1,415
Others (*)	(2)	—	—	(2)

Ending balance	(5,511)	—	—	(5,511)

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net allowance for credit losses	(1,922)	—	—	(1,922)
Disposal	22	—	—	22
Others (*)	54	—	—	54

Ending balance	(6,924)	—	—	(6,924)

(*)	Others consists of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,092,078	—	—	6,092,078
Disposal/Redemption	(8,709,947)	—	—	(8,709,947)
Amortization based on effective interest method	(3,286)	—	—	(3,286)
Others (*)	7,721	—	—	7,721

Ending balance	20,326,050	—	—	20,326,050

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	15,622,847	—	—	15,622,847
Disposal/Redemption	(9,426,757)	—	—	(9,426,757)
Amortization based on effective interest method	(7,970)	—	—	(7,970)
Others (*)	2,068	—	—	2,068

Ending balance	22,939,484	—	—	22,939,484

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST, AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2019 and loans and receivables as of December 31, 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Due from banks	14,395,746	14,150,027
Loans	260,175,673	260,819,917
Other financial assets (other receivables)	7,629,683	7,478,371

Total	282,201,102	282,448,315

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	11,028,850	11,034,602
Due from depository banks	40,000	90,003
Due from non-depository institutions	378	76
Due from the Korea Exchange	—	30,000
Others	39,139	85,915
Loss allowance	(2,591)	(3,069)

Sub-total	11,105,776	11,237,527

Due from banks in foreign currencies:
Due from banks on demand	1,122,521	828,022
Due from banks on time	1,296,842	1,288,303
Others	872,603	798,493
Loss allowance	(1,996)	(2,318)

Sub-total	3,289,970	2,912,500

Total	14,395,746	14,150,027

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,028,850	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	39,136	Central counterparty KRW margin and others

Sub-total		11,067,986

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,103,917	Reserve deposits under the BOK Act and others
Due from banks on time	National bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities and others	872,603	Overseas futures and options trade deposits and others

Sub-total		1,976,578

Total		13,044,564

	Counterparty	December 31, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,034,602	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	81,889	Central counterparty KRW margin and others

Sub-total		11,116,491

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	780,576	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities and others	798,493	Reserve deposits and others

Sub-total		1,579,069

Total		12,695,560

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of credit losses (*1)	714	—	—	714
Others (*2)	(18)	—	—	(18)
Changes in consolidated scope	104	—	—	104

Ending balance	(4,587)	—	—	(4,587)

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net allowance for credit losses (*1)	(2,219)	—	—	(2,219)
Others (*2)	(76)	—	—	(76)

Ending balance	(5,387)	—	—	(5,387)

(*1)	Profit or loss from discontinued operations are included.
(*2)	Others consists of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,155,414	—	—	14,155,414
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	279,225	—	—	279,225
Others(*)	(9,217)	—	—	(9,217)
Changes in consolidated scope	(25,089)	—	—	(25,089)

Ending balance	14,400,333	—	—	14,400,333

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	5,301,259	—	—	5,301,259
Others(*)	(16,680)			(16,680)

Ending balance	14,155,414	—	—	14,155,414

(*)	Others consist of foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean won in millions):

	December 31, 2019	December 31, 2018
Loans in local currency	219,910,121	210,701,421
Loans in foreign currencies	18,514,913	15,239,032
Domestic banker’s letter of credit	2,899,651	2,934,366
Credit card accounts	7,275	8,051,384
Bills bought in foreign currencies	4,772,093	7,874,457
Bills bought in local currency	16,012	22,885
Factoring receivables	20,737	45,851
Advances for customers on guarantees	12,616	13,810
Private placement bonds	152,489	365,531
Securitized loans	2,250,042	1,377,072
Call loans	3,290,167	2,669,080
Bonds purchased under resale agreements	8,981,752	11,701,951
Others	471	1,037,283
Loan origination costs and fees	600,560	574,178
Discounted present value	(886)	(10,308)
Allowance for credit losses	(1,252,340)	(1,778,076)

Total	260,175,673	260,819,917

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(14,677)	13,904	773	(58,236)	49,585	8,651
Transfer to lifetime expected credit losses	14,057	(15,359)	1,302	12,019	(28,871)	16,852
Transfer to credit-impaired financial assets	1,946	7,957	(9,903)	3,128	17,760	(20,888)
Net reversal of (allowance for) credit losses (*1)	26,884	(37,570)	(146,733)	82,630	13,800	(77,389)
Recovery	—	—	(59,967)	—	—	(63,944)
Charge-off	—	—	206,004	—	—	222,113
Disposal of financial assets	—	—	2,763	—	1	42,095
Unwinding effect	—	—	9,647	—	—	17,903
Others (*2)	1,351	1,461	(3,604)	(16,572)	560	(322)
Changes in consolidated scope	9,286	5,688	12,231	11,840	4,683	1,389

Ending balance	(75,662)	(72,287)	(117,393)	(313,502)	(292,101)	(381,213)

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,295)	15,262	33	(88,208)	78,751	9,457
Transfer to lifetime expected credit losses	7,269	(7,557)	288	33,345	(51,787)	18,442
Transfer to credit-impaired financial assets	15,055	59,063	(74,118)	20,129	84,780	(104,909)
Net reversal of (allowance for) credit losses (*1)	(33,967)	(92,562)	(31,436)	75,547	(116,332)	(255,558)
Recovery	—	—	(29,035)	—	—	(152,946)
Charge-off	—	—	138,944	—	—	567,061
Disposal of financial assets	—	—	—	—	1	44,858
Unwinding effect	—	—	—	—	—	27,550
Others (*2)	22,730	30,379	(49,707)	7,509	32,400	(53,633)
Changes in consolidated scope	68,813	73,546	161,803	89,939	83,917	175,423

Ending balance	(182)	—	—	(389,346)	(364,388)	(498,606)

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(101,479)	(41,358)	(117,168)	(365,251)	(255,922)	(905,243)
Transfer to 12-month expected credit losses	(9,848)	8,966	882	(24,324)	22,658	1,666
Transfer to lifetime expected credit losses	5,905	(7,183)	1,278	15,074	(407,780)	392,706
Transfer to credit-impaired financial assets	79,078	47,343	(126,421)	62,731	97,750	(160,481)
Net reversal of (allowance for) credit losses (*1)	(86,224)	(56,164)	(49,637)	(68,381)	193,392	(94,004)
Recovery	—	—	(51,855)	—	—	(127,630)
Charge-off	—	—	204,552	—	—	290,109
Disposal of loans	—	33	1,633	—	237	49,902
Unwinding effect	—	—	7,945	—	—	23,381
Others (*2)	(1,941)	(5)	(1,115)	31,840	46	1,921

Ending balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)

	For the year ended December 31, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(57,134)	(71,463)	(102,858)	(523,864)	(368,743)	(1,125,269)
Transfer to 12-month expected credit losses	(13,846)	13,738	108	(48,018)	45,362	2,656
Transfer to lifetime expected credit losses	5,871	(6,194)	323	26,850	(421,157)	394,307
Transfer to credit-impaired financial assets	82,406	84,048	(166,454)	224,215	229,141	(453,356)
Net reversal of (allowance for) credit losses (*1)	(82,083)	(98,260)	(33,205)	(236,688)	38,968	(176,846)
Recovery	—	—	(57,565)	—	—	(237,050)
Charge-off	—	—	242,879	—	—	737,540
Disposal of loans	—	—	—	—	270	51,535
Unwinding effect	—	—	—	—	—	31,326
Others (*2)	(1)	—	—	29,898	41	806

Ending balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)

(*1)	Profit or loss from discontinued operations are included.
(*2)	Others consists of debt-equity swap, foreign currencies translation, etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	2,629,127	(2,616,892)	(12,235)	1,558,518	(1,547,948)	(10,570)
Transfer to lifetime expected credit losses	(8,234,138)	8,252,223	(18,085)	(2,291,629)	2,327,324	(35,695)
Transfer to credit-impaired financial assets	(147,287)	(103,303)	250,590	(252,066)	(142,763)	394,829
Charge-off	—	—	(206,004)	—	—	(222,113)
Disposal	—	(55)	(67,924)	—	(70)	(161,318)
Net increase (decrease)	6,309,192	889,302	84,361	3,995,547	(777,088)	(270,008)
Changes in consolidated scope	(946,904)	(28,132)	(14,523)	(1,604,250)	(96,864)	(6,799)

Ending balance	110,229,232	12,421,152	407,674	132,859,847	4,793,849	708,984

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	286,975	(286,924)	(51)	4,474,620	(4,451,764)	(22,856)
Transfer to lifetime expected credit losses	(336,040)	336,410	(370)	(10,861,807)	10,915,957	(54,150)
Transfer to credit-impaired financial assets	(48,082)	(80,178)	128,260	(447,435)	(326,244)	773,679
Charge-off	—	—	(138,944)	—	—	(567,061)
Disposal	—	—	—	—	(125)	(229,242)
Net increase (decrease)	247,532	(19,692)	62,345	10,552,271	92,522	(123,302)
Changes in consolidated scope	(7,004,954)	(932,388)	(260,229)	(9,556,108)	(1,057,384)	(281,551)

Ending balance	7,275	—	—	243,096,354	17,215,001	1,116,658

	For the year ended December 31, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	103,502,347	5,487,758	326,739	131,096,396	4,466,354	1,622,409
Transfer to 12-month expected credit losses	1,921,485	(1,912,046)	(9,439)	1,081,702	(1,077,895)	(3,807)
Transfer to lifetime expected credit losses	(3,186,506)	3,199,993	(13,487)	(2,275,984)	2,733,860	(457,876)
Transfer to credit-impaired financial assets	(218,943)	(127,447)	346,390	(348,503)	(275,189)	623,692
Charge-off	—	—	(204,552)	—	—	(290,109)
Disposal	—	(478)	(31,910)	—	(2,781)	(166,347)
Net increase (decrease)	8,600,859	(619,771)	(22,247)	1,900,116	(813,091)	(307,304)

Ending balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658

	For the year ended December 31, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,721,743	935,266	177,983	240,320,486	10,889,378	2,127,131
Transfer to 12-month expected credit losses	221,984	(221,841)	(143)	3,225,171	(3,211,782)	(13,389)
Transfer to lifetime expected credit losses	(287,623)	288,027	(404)	(5,750,113)	6,221,880	(471,767)
Transfer to credit-impaired financial assets	(104,459)	(95,758)	200,217	(671,905)	(498,394)	1,170,299
Charge-off	—	—	(242,879)	—	—	(737,540)
Disposal	—	—	—	—	(3,259)	(198,257)
Net increase (decrease)	1,310,199	77,078	74,215	11,811,174	(1,355,784)	(255,336)

Ending balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141

(8)	Details of other financial assets are as follows (Unit: Korean won in millions):

	December 31, 2019	December 31, 2018
CMA accounts	—	185,999
Receivables	5,382,069	4,864,403
Accrued income	944,427	1,000,427
Telex and telephone subscription rights and refundable deposits	969,046	982,925
Other receivables	400,651	512,339
Allowance for credit losses	(66,510)	(67,722)

Total	7,629,683	7,478,371

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,250)	(1,971)	(62,501)	(67,722)
Transfer to 12-month expected credit losses	(216)	207	9	—
Transfer to lifetime expected credit losses	123	(157)	34	—
Transfer to credit-impaired financial assets	22	178	(200)	—
Net reversal of (allowance for) credit losses (*)	619	12	(6,446)	(5,815)
Charge-off	—	—	2,457	2,457
Disposal	—	—	1,685	1,685
Others	(50)	(45)	(17)	(112)
Changes in consolidated scope	1,609	1,048	340	2,997

Ending balance	(1,143)	(728)	(64,639)	(66,510)

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(2,955)	(1,832)	(54,211)	(58,998)
Transfer to 12-month expected credit losses	(150)	139	11	—
Transfer to lifetime expected credit losses	105	(416)	311	—
Transfer to credit-impaired financial assets	6,509	304	(6,813)	—
Net allowance for credit losses (*)	(6,583)	(166)	(31,550)	(38,299)
Charge-off	—	—	28,200	28,200
Disposal	—	1	1,264	1,265
Others	(176)	(1)	287	110

Ending balance	(3,250)	(1,971)	(62,501)	(67,722)

(*)	Profit or loss from discontinued operations are included.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean won in millions):

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,445,893	28,193	72,007	7,546,093
Transfer to 12-month expected credit losses	8,333	(8,317)	(16)	—
Transfer to lifetime expected credit losses	(18,019)	18,082	(63)	—
Transfer to credit-impaired financial assets	(1,031)	(1,046)	2,077	—
Charge-off	—	—	(2,457)	(2,457)
Disposal	—	—	(2,212)	(2,212)
Net increase (decrease)	597,769	24,355	63,804	685,928
Changes in consolidated scope	(522,770)	(7,971)	(418)	(531,159)

Ending balance	7,510,175	53,296	132,722	7,696,193

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,335	29,124	79,912	6,771,371
Transfer to 12-month expected credit losses	7,573	(7,556)	(17)	—
Transfer to lifetime expected credit losses	(11,418)	11,734	(316)	—
Transfer to credit-impaired financial assets	(7,580)	(1,110)	8,690	—
Charge-off	—	—	(28,201)	(28,201)
Disposal	—	(5)	(1,640)	(1,645)
Net increase (decrease)	794,983	(3,994)	13,579	804,568

Ending balance	7,445,893	28,193	72,007	7,546,093

(*)	Others consist of foreign currencies translation, etc.

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss
Due from banks	27,901	—	—	27,901
Debt securities	400,611	897,494	—	1,298,105
Equity securities	157,246	—	476,806	634,052
Capital contributions	—	—	483,199	483,199
Beneficiary certificates	1	31,841	1,267,200	1,299,042
Loans	—	—	9,037	9,037
Derivative assets	3,057	2,893,116	25,048	2,921,221

Sub-total	588,816	3,822,451	2,261,290	6,672,557

Financial assets at FVTOCI
Debt securities	2,146,163	24,553,077	—	26,699,240
Equity securities	441,672	—	407,058	848,730
Securities loaned	—	80,737	—	80,737

Sub-total	2,587,835	24,633,814	407,058	27,628,707

Derivative assets		111,764		111,764

Total	3,176,651	28,568,029	2,668,348	34,413,028

Financial liabilities:
Financial liabilities at fair value through profit or loss
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities	4,336	2,764,763	72,039	2,841,138

Sub-total	31,866	2,764,763	72,039	2,868,668

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	87,626	87,626
Derivative liabilities	—	43	—	43

Total	31,866	2,764,806	159,665	2,956,337

	December 31, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Due from banks	26,935	—	—	26,935
Debt securities	239,794	1,575,972	8,389	1,824,155
Equity securities	53,806	—	401,860	455,666
Capital contributions	—	—	422,481	422,481
Beneficiary certificates	2,130	128,988	854,299	985,417
Loans	—	205,000	180,450	385,450
Derivative assets	13,216	1,964,065	48,798	2,026,079

Sub-total	335,881	3,874,025	1,916,277	6,126,183

Financial assets at FVTOCI
Debt securities	1,838,409	15,233,811	—	17,072,220
Equity securities	482,327	—	468,847	951,174
Securities loaned	—	40,029	—	40,029

Sub-total	2,320,736	15,273,840	468,847	18,063,423

Derivative assets (Designated for hedging)	—	35,503	—	35,503

Total	2,656,617	19,183,368	2,385,124	24,225,109

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposits due to customers	27,058	—	—	27,058
Derivative liabilities	2,245	2,071,925	16,691	2,090,861

Sub-total	29,303	2,071,925	16,691	2,117,919

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	164,767	164,767

Derivative liabilities (Designated for hedging)	—	51,408	—	51,408

Total	29,303	2,123,333	181,458	2,334,094

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at fair value through profit or loss, financial assets at FVTOCI, and derivative assets (Designated for hedging) and liabilities (Designated for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2019 and 2018 are as follows:

	Valuation methods	Input variables

Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate.	Risk-free market rate

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at base price.	Base price

Derivatives	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation and etc.	Discount rate, foreign exchange rate, stock prices and price of underlying assets, volatility, and etc.

②	Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2019 and 2018 are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate, credit spread

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, etc.

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Values of underlying assets, market rate, dividend, volatility, correlation coefficient and foreign exchange rate, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree		Stock price, Volatility of underlying asset	14.51%~46.06%	Fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	16.3%~41.2%	Variation of fair value increases as volatility increases.
	Option valuation model and others	Equity related	Correlation coefficient	0.237~0.675	Variation of fair value increases as correlation coefficient increases.
	DCF model	Currency related	Credit risk adjustment ratio	7.7%~100.0%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	16.3%~41.2%	Variation of fair value increases as volatility increases.
		Equity related	Correlation coefficient	0.237~0.675	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	21.4%~22.4%	Variation of fair value increases as volatility increases.

Equity-linked securities	Monte Carlo Simulation and others		Correlation coefficient Volatility of underlying asset	0.294~0.675 19.1%~25.3%	Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.

Equity securities, capital contributions and Beneficiary certificates	External appraisal value and others		Terminal growth rate	0	Fair value increases as terminal growth rate increases.
			Discount rate	0.35%~19.21%	Fair value increases as discount rate decreases.
			Volatility of real estate sale price	0	Fair value increases as volatility of real estate sale price increases.
			Volatility of underlying assets	13.21%~34.72%	Change of fair value increases as volatility of underlying assets increases

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	January 1, 2019	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	Changes in consolidated scope	December 31, 2019
Financial assets:
Financial assets at fair value through profit or loss
Debt securities	8,389	8	—	2,000	(302)	—	(10,095)	—
Equity securities	401,860	58,309	—	73,851	(28,253)	—	(28,961)	476,806
Capital contributions	422,481	(13,364)	—	163,364	(65,947)	—	(23,335)	483,199
Beneficiary certificates	854,299	15,805	—	568,026	(140,966)	8,441	(38,405)	1,267,200
Loans	180,450	(696)	—	500	(46,269)	—	(124,948)	9,037
Derivative assets	48,798	16,935	—	1,115	(40,343)	(1,457)	—	25,048

Sub-total	1,916,277	76,997	—	808,856	(322,080)	6,984	(225,744)	2,261,290

Financial assets at FVTOCI
Equity securities	468,847	—	24,741	494	(307)	—	(86,717)	407,058

Total	2,385,124	76,997	24,741	809,350	(322,387)	6,984	(312,461)	2,668,348

Financial liabilities:
Financial liabilities at fair value through profit or loss
Derivative liabilities	16,691	84,033	—	(11,140)	(14,817)	(2,728)	—	72,039
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	164,767	33,237	—	1,810	(112,188)	—	—	87,626

Total	181,458	117,270	—	(9,330)	(127,005)	(2,728)	—	159,665

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 28,749 million Won for the years ended December 31, 2019, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2018
Financial assets:
Financial assets at fair value through profit or loss
Debt securities	9,694	(28)	—	3,000	(4,277)	—	8,389
Equity securities	280,171	56,271	—	67,953	(2,535)	—	401,860
Capital contributions	294,121	16,119	—	144,207	(31,966)	—	422,481
Beneficiary certificates	654,066	16,391	—	5,151,535	(4,971,003)	3,310	854,299
Loans	165,001	3,378	—	150,103	(138,032)	—	180,450
Derivative assets	19,346	75,696	—	4,722	(50,966)	—	48,798

Sub-total	1,422,399	167,827	—	5,521,520	(5,198,779)	3,310	1,916,277

Financial assets at FVTOCI
Equity securities	451,287	—	19,688	432	(2,560)	—	468,847

Total	1,873,686	167,827	19,688	5,521,952	(5,201,339)	3,310	2,385,124

Financial liabilities:
Financial liabilities at fair value through profit or loss
Derivative liabilities	20,951	46,409	—	255	(50,921)	(3)	16,691
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	160,057	(16,243)	—	183,039	(162,086)	—	164,767

Total	181,008	30,166	—	183,294	(213,007)	(3)	181,458

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 137,777 million Won for the years ended December 31, 2019, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Among the financial instruments that are classified as Level 3 amounting to 2,828,015 million Won and 2,566,582 million Won as of December 31, 2019 and 2018 respectively, equity investments of 2,040,780 million Won and 1,641,875 million Won that are considered to provide the best estimate of fair value are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	640	(935)	—	—
Loans	152	(128)	—	—
Debt securities	15,317	(10,361)	—	—
Equity securities (*2) (*3)	1,125	(1,125)	—	—
Beneficiary certificates (*3)
Financial assets at FVTOCI
Equity securities (*2) (*3)	—	—	19,547	(9,399)

Total	17,234	(12,549)	19,547	(9,399)

Financial liabilities:
Financial liabilities at fair value through profit or loss
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

	December 31, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	4,578	(4,352)	—	—
Loans (*2)	146	(127)	—	—
Debt securities	68	(35)	—	—
Equity securities (*3)(*4)	12,700	(9,165)	—	—
Beneficiary certificates (*4)	1,582	(1,582)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	23,798	(10,078)

Total	19,074	(15,261)	23,798	(10,078)

Financial liabilities:
Financial liabilities at fair value through profit or loss
Derivative liabilities (*1)	2,433	(2,751)	—	—
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities (*1)	1,561	(1,669)	—	—

Total	3,994	(4,420)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10~10%) and fluctuation rate (-10~10%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.

(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,378,920	—	20,502,818	20,320,539
Loans and other financial assets at amortized cost	—	—	271,309,351	271,309,351	282,201,102
Financial liabilities:
Deposits due to customers	—	263,876,489	—	263,876,489	263,643,964
Borrowings	—	18,495,665	—	18,495,665	18,575,566
Debentures	—	23,062,891	—	23,062,891	22,834,408
Other financial liabilities	—	16,594,482	—	16,594,482	16,595,398

	December 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,618,213	19,417,130	—	23,035,343	22,932,559
Loans and other financial assets at amortized cost	—	—	282,333,497	282,333,497	282,448,315
Financial liabilities:
Deposits due to customers	—	248,763,952	—	248,763,952	248,690,939
Borrowings	—	16,203,070	—	16,203,070	16,202,986
Debentures	—	28,755,251	—	28,755,251	28,725,862
Other financial liabilities	—	21,444,937	—	21,444,937	21,426,064

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2019
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Due from banks	27,901	—	14,395,746	—	14,423,647
Securities	3,714,398	27,628,707	20,320,539	—	51,663,644
Loans	9,037	—	260,175,673	—	260,184,710
Derivative assets	2,921,221	—	—	111,764	3,032,985
Other financial assets	—	—	7,629,683	—	7,629,683

Total	6,672,557	27,628,707	302,521,641	111,764	336,934,669

	December 31, 2019
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	27,530	263,643,964	—	263,671,494
Borrowings	87,626	18,575,566	—	18,663,192
Debentures	—	22,834,408	—	22,834,408
Derivative liabilities	2,841,138	—	43	2,841,181
Other financial liabilities(*)	—	16,658,162	—	16,658,162

Total	2,956,294	321,712,100	43	324,668,437

(*)	Other financial liabilities include 62,764 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

	December 31, 2018
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	26,935	—	14,150,027	—	14,176,962
Securities	3,687,719	18,063,423	22,932,559	—	44,683,701
Loans	385,450	—	260,819,917	—	261,205,367
Derivative assets	2,026,079	—	—	35,503	2,061,582
Other financial assets	—	—	7,478,371	—	7,478,371

Total	6,126,183	18,063,423	305,380,874	35,503	329,605,983

	December 31, 2018
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	27,058	248,690,939	—	248,717,997
Borrowings	164,767	16,202,986	—	16,367,753
Debentures	—	28,725,862	—	28,725,862
Derivative liabilities	2,090,861	—	51,408	2,142,269
Other financial liabilities (*)	—	21,473,881	—	21,473,881

Total	2,282,686	315,093,668	51,408	317,427,762

(*)	Other financial liabilities include 47,817 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	43,318	89,777	—	105,067	238,162
Financial assets at FVTOCI	474,132	—	(3,297)	26,045	496,880
Securities at amortized cost	436,340	—	1,415	—	437,755
Loans and other financial assets at amortized cost	8,858,748	160,743	(131,942)	84,348	8,971,897
Financial liabilities at FVTPL	(719)	—	—	135	(584)
Financial liabilities at amortized cost	(4,495,123)	—	—	—	(4,495,123)
Derivatives assets (liabilities) (Designated for hedging)	—	—	—	4,261	4,261
Off-balance provisions	—	39,975	15,575	—	55,550

Total	5,316,696	290,495	(118,249)	219,856	5,708,798

	December 31, 2018
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Others	Total
Financial assets at FVTPL	54,243	86,845	—	264,850	405,938
Financial assets at FVTOCI	280,371	66	(2,027)	24,707	303,117
Securities at amortized cost	376,788	—	(1,922)	431	375,297
Loans and other financial assets at amortized cost	8,973,097	317,316	(415,084)	79,101	8,954,430
Financial liabilities at FVTPL	(3,164)	—	—	17,485	14,321
Financial liabilities at amortized cost	(4,030,384)	27,742	—	25,498	(3,977,144)
Derivatives assets (liabilities) (Designated for hedging)	—	—	—	(672)	(672)
Off-balance provisions	—	—	89,459	—	89,459

Total	5,650,951	431,969	(329,574)	411,400	6,164,746

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018
Assets transferred	Financial assets at FVTOCI	56,975	33,588
	Securities at amortized cost	42,841	5,552
	Loans at amortized cost	82,594	—

	Total	182,410	39,140

Related liabilities	Bonds sold under repurchase agreements	180,402	42,907

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	80,737	40,029	Korea Securities Finance Corporation

	Total	80,737	40,029

The details of the transferred financial assets that are not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18. The group does not possess financial assets that the group involves continuously.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets (loans and receivables in previous year) or other financial liabilities of the Group’s statements of financial position.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured loans. The resale and repurchase agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Group recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds purchased under resale agreements as loan at amortized cost and other financial assets (loans and receivables in previous year) and bonds sold under repurchase agreements as borrowings.

As of December 31, 2019 and 2018, the financial instruments to be offset and covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,032,730	—	3,032,730	6,973,061	111,122	946,141
Receivable spot exchange (*2)	4,997,594	—	4,997,594
Bonds purchased under resale agreements (*2)	8,981,752	—	8,981,752	8,981,752	—	—
Domestic exchange settlement credits (*2)(*6)	31,639,302	31,269,258	370,044	—	—	370,044

Total	48,651,378	31,269,258	17,382,120	15,954,813	111,122	1,316,185

	December 31, 2019
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	2,822,403	—	2,822,403	6,985,725	172,488	748,551
Equity-linked securities index in short position (*3)	87,626	—	87,626
Payable spot exchange (*4)	4,996,735	—	4,996,735
Bonds sold under repurchase agreements (*5)	180,402	—	180,402	180,402	—	—
Domestic exchange settlement debits (*4)(*6)	32,526,538	31,269,258	1,257,280	1,257,280	—	—

Total	40,613,704	31,269,258	9,344,446	8,423,407	172,488	748,551

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	1,908,542	—	1,908,542	5,527,117	66,857	515,100
Receivable spot exchange (*2)	4,200,532	—	4,200,532
Bonds purchased under resale agreements (*2)	11,701,951	—	11,701,951	11,701,951	—	—
Domestic exchange settlement credits (*2)(*6)	30,090,598	29,699,412	391,186	—	—	391,186

Total	47,901,623	29,699,412	18,202,211	17,229,068	66,857	906,286

	December 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	1,862,681	—	1,862,681	5,540,147	115,615	577,713
Equity-linked securities index in short position (*3)	164,767	—	164,767
Payable spot exchange (*4)	4,206,027	—	4,206,027
Bonds sold under repurchase agreements (*5)	42,907	—	42,907	42,907	—	—
Domestic exchange settlement debits (*4)(*6)	36,832,774	29,699,412	7,133,362	6,231,538	—	901,824

Total	43,109,156	29,699,412	13,409,744	11,814,592	115,615	1,479,537

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and Associates	Main business	December 31, 2019	December 31, 2018	Location	Financial statements as of
Woori Bank:
Woori Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2019 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	December 31, 2019
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	November 30, 2019(*5)
Chin Hung International Inc. (*3)	Construction	25.3	25.3	Korea	November 30, 2019(*5)
Saman Corporation (*2)	General construction Technology service	9.2	9.2	Korea	September 30, 2019 (*3)
Dongwoo C & C Co., Ltd. (*4)(*10)	Construction	23.2	24.5	Korea	—
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	26.5	26.5	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	28.9	28.9	Korea	—
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*4) (*10)	Construction	23.2	23.3	Korea	—
Good Software Lap Co., Ltd. (*4) (*10)	Service	28.9	29.4	Korea	—
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.4	49.4	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Force TEC Co., Ltd. (*4)	Manufacturing	25.8	25.8	Korea	—
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.2	27.2	Korea	—
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*4)(*10)	Plating	20.5	20.8	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
Gil Co., Ltd. (*6)	Manufacturing	—	26.1	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.0	24.0	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	December 31,2019

		Percentage of ownership (%)
Joint ventures and Associates	Main business	December 31, 2019	December 31, 2018	Location	Financial statements as of
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	December 31, 2019
K BANK Co., Ltd. (*2)	Finance	14.5	14.1	Korea	November 30(*5)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Korea	December 31, 2019
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	December 31, 2019
Well to Sea No. 3 Private Equity Fund (*7)	Finance	50.0	50.0	Korea	September 30(*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2019
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	December 31, 2019
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2019
Woori-Shinyoung Growth-Cap Private Equity Fund I (*8)	Other financial services	24.5	—	Korea	December 31, 2019
LOTTE CARD Co.,ltd.(*8)	Credit card and installment financing	20.0	—	Korea	September 30, 2019 (*5)
Woori-Q Corporate Restructuring Private Equity Fund (*8)	Trust and collective investment	28.4	—	Korea	December 31, 2019
PCC-Woori LP Secondary Fund (*8)	Other financial services	26.9	—	Korea	December 31, 2019
Woori Investment Bank Co., Ltd.:
Nomura-Rifa Private Real Estate Investment Trust No.17 (*9)	Other financial services	—	19.4		—

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2019 and 2018.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates
(*3)	Equity securities that have published market price among investment assets of associates are common shares of Chin Hung International Inc.
(*4)	There is no investment balance as of December 31, 2019 and 2018.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	The entity was excluded from the associate as the group sold its entire stake during the year ended December 31, 2019.
(*7)

The Group has signed a contract that the Group (or the third party designated by the Bank) has the priority to purchase the underlying assets (Aju Capital Co. Ltd ) when it is disposed by Well to Sea No. 3 Private Equity Fund .

(*8)	Due to capital contribution by the Group for the year ended December 31, 2018, the entities has been included in the investment in associates.
(*9)	Woori Investment Bank Co., Ltd. has been excluded from consolidation scope as it became a wholly owned subsidiary of Woori Financial Group Inc., the group during the year ended December 31, 2019
(*10)	Woori Card Co., Ltd. has been transferred in to Woori Financial Group Inc.’s subsidiary and therefore the Group’s stake decreased.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisition	Disposal and others (*)	Dividends	Change in capital	Impairment	Others	December 31, 2019
Woori Service Networks Co., Ltd.	108	157	31	—	—	(2)	—	—	—	186
Korea Credit Bureau Co., Ltd.	3,313	6,790	190	—	—	(135)	—	—	—	6,845
Korea Finance Security Co., Ltd.	3,267	3,456	(169)	—	—	—	—	—	—	3,287
Chin Hung International Inc.	130,779	44,741	6,426	—	—	—	9	—	—	51,176
Saman Corporation	8,521	1,014	(198)	—	—	—	33	—	—	849
Woori Growth Partnerships New Technology Private Equity Fund	18,666	25,091	1,466	309	(7,490)	(164)	—	—	—	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,300	1,193	—	(2,615)	—	1,263	—	—	15,141
K BANK Co., Ltd.	73,150	43,709	(18,233)	5,807	—	—	(29)	—	—	31,254
Smart Private Equity Fund No.2	2,915	2,890	(41)	—	(85)	—	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	623	—	—	—	—	—	—	3,323
Well to Sea No.3 Private Equity Fund	101,483	197,393	30,343	—	—	(18,836)	123	—	—	209,023
Partner One Value Up I Private Equity Fund	10,000	9,948	(40)	—	—	—	—	—	—	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,375	3,025	—	1,350	—	—	—	—	—	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	9,742	—	(657)	9,742	—	—	—	—	—	9,085
LOTTE CARD Co., ltd	346,000	—	63,444	346,000	—	—	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	4,532	—	—	4,532	—	—	—	—	—	4,532
PCC-Woori LP Secondary Fund	1,750	—	—	1,750	—	—	—	—	—	1,750
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	(114)	—	(673)	—	—	—	—	—

	739,562	361,427	84,264	369,640	(10,863)	(19,137)	1,399	—	—	786,730

	For the year ended December 31, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisition	Disposal and others (*)	Dividends	Change in capital	Impairment	Others	December 31, 2018
Kumho Tire Co., Inc.	175,652	98,933	(10,451)	—	(83,286)	—	(5,196)	—	—	—
Woori Service Networks Co., Ltd.	108	158	1	—	—	(2)	—	—	—	157
Korea Credit Bureau Co., Ltd.	3,313	5,816	1,087	—	—	(113)	—	—	—	6,790
Korea Finance Security Co., Ltd.	3,267	3,519	(10)	—	—	(54)	1	—	—	3,456
Chin Hung International Inc.	130,779	45,101	1,206	—	—	—	(1,725)	—	159	44,741
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(816)	—	(5,865)	—	(266)	—	—	—
Saman Corporation	8,521	1,254	(98)	—	—	—	35	(177)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	25,847	27,611	950	360	(3,346)	(484)	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	15,000	6,840	—	8,160	—	—	300	—	—	15,300
K BANK Co., Ltd.	67,343	31,735	(10,705)	21,951	—	—	144	—	584	43,709
Smart Private Equity Fund No.2	3,000	2,932	(42)	—	—	—	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	(257)	—	—	—	—	—	—	2,700
Well to Sea No.3 Private Equity Fund	101,992	182,309	22,546	—	(508)	(517)	(6,437)	—	—	197,393
Partner One Value Up Ist Private Equity Fund	10,000	—	(52)	10,000	—	—	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,426	—	—	4,426	—	—	—	—	—	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	3,025	—	—	3,025	—	—	—	—	—	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	939	(152)	—	—	—	—	—	—	787
Uri Hanhwa Eureka Private Equity Fund	350	—	(11)	350	—	—	—	—	(339)	—

	621,299	417,051	3,196	48,272	(93,005)	(1,170)	(13,144)	(177)	404	361,427

(*)	Investments in joint ventures and associates decreased by 83,286 million Won through transfers to financial assets at FVTOCI which occurred during the year ended December 31, 2018.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,742	1,969	17,572	1,322
Korea Credit Bureau Co., Ltd.	96,855	30,289	91,200	1,480
Korea Finance Security Co., Ltd.	32,574	10,660	61,939	(1,265)
Chin Hung International Inc.	335,147	229,764	499,152	26,617
Saman Corporation	92,206	66,184	91,088	(485)
Woori Growth Partnerships New Technology Private Equity Fund	83,583	330	7,866	6,355
2016KIF-IMM Woori Bank Technology Venture Fund	72,768	343	8,939	7,462
K BANK Co., Ltd.	2,679,968	2,464,168	84,928	(89,779)
Smart Private Equity Fund No.2	13,872	51	2	(204)
Woori Bank-Company K Korea Movie Asset Fund	13,294	2	4,532	2,492
Well to Sea No. 3 Private Equity Fund	7,073,363	6,470,540	524,319	48,357
Partner One Value Up I Private Equity Fund	42,602	—	457	(175)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,208	691	766	(676)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,939	124	10	(494)
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,642	620	2	(2,679)
LOTTE CARD Co., ltd. (*)	12,936,977	10,659,889	1,366,512	42,538
Woori-Q Corporate Restructuring Private Equity Fund	15,975	823	—	(823)
PCC-Woori LP Secondary Fund	6,498	—	—	(2)

(*)	Adjustments of fair value which occurred during acquisition and of difference between the Group’s financial reporting standard and the firm’s have been reflected.

	December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,066	1,886	15,803	819
Korea Credit Bureau Co., Ltd.	88,797	22,788	78,018	9,901
Korea Finance Security Co., Ltd.	35,155	12,114	60,706	17
Chin Hung International Inc.	412,205	332,268	606,192	6,402
Saman Corporation	97,720	69,915	75,825	(869)
Woori Growth Partnerships New Technology Private Equity Fund	109,167	440	5,943	4,117
2016KIF-IMM Woori Bank Technology Venture Fund	73,231	12	16	(1,510)
K BANK Co., Ltd.	2,024,856	1,807,502	60,039	(69,256)
Smart Private Equity Fund No.2	14,502	51	1	(209)
Woori Bank-Company K Korea Movie Asset Fund	10,805	5	1,663	(299)
Well to Sea No.3 Private Equity Fund	5,968,591	5,395,307	429,742	39,711
Partner One Value Up Ist Private Equity Fund	42,776	—	326	(224)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,200	757	390	(1,268)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	12,014	105	3	(191)
Nomura-Rifa Private Real Estate Investment Trust No.17	20,197	16,178	10	(228)
Uri Hanhwa Eureka Private Equity Fund	42,332	181	1	(1,349)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2019 and 2018, are as follows:

	December 31, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

	December 31, 2018
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)

As of December 31, 2019 and 2018, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Service Networks Co., Ltd.	3,774	4.9	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0	3,287	—	—	—	3,287
Chin Hung International Inc.(*1)	105,382	25.3	26,646	24,565	—	(35)	51,176
Saman Corporation	26,023	9.2	2,391	5,373	(6,915)		849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0	14,485	—	—	656	15,141
K BANK Co., Ltd. (*1)(*2)	215,800	14.5	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No.2	13,820	20.0	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,293	25.0	3,323	—	—	—	3,323
Well to Sea No. 3 Private Equity Fund	418,250	50.0	209,041	—	—	(18)	209,023
Partner One Value Up I Private Equity Fund	42,602	23.3	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,517	20.0	4,103	—	—	473	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,815	25.0	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,021	24.5	9,085	—	—	—	9,085
LOTTE CARD Co., ltd.(*1)	2,047,220	20.0	409,444	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	15,152	28.4	4,299	—	—	233	4,532
PCC-Woori LP Secondary Fund	6,498	26.9	1,749	—	—	1	1,750

(*1)	The net asset equity amount is after the debt-for-equity swap.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Service Networks Co., Ltd.	3,180	4.9	157	—	—	—	157
Korea Credit Bureau Co., Ltd.	66,009	9.9	6,544	246	—	—	6,790
Korea Finance Security Co., Ltd.	23,041	15.0	3,456	—	—	—	3,456
Chin Hung International Inc. (*)	79,793	25.3	20,192	24,565	—	(16)	44,741
Saman Corporation	27,805	9.2	2,556	5,373	(6,915)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	108,727	23.1	25,091	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	73,219	20.0	14,644	—	—	656	15,300
K BANK Co., Ltd.(*)	290,597	14.1	40,984	2,725	—	—	43,709
Smart Private Equity Fund No.2	14,451	20.0	2,890	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	10,800	25.0	2,700	—	—	—	2,700
Well to Sea No.3 Private Equity Fund (*)	396,248	50.0	198,027	—	—	(634)	197,393
Partner One Value Up Ist Private Equity Fund	42,776	23.3	9,948	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,443	20.0	4,089	—	—	337	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	11,909	25.0	2,977	—	—	48	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	4,019	19.4	780	—	—	7	787

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Uri Hanhwa Eureka Private Equity Fund	42,151	0.8	339	—	—	(339)	—

(*)	The net asset equity amount is after the debt-for-equity swap

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Acquisition cost	655,556	416,649
Accumulated depreciation	(37,967)	(38,580)

Net carrying amount	617,589	378,069

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Beginning balance	378,069	371,301
Acquisition	246,319	15,195
Disposal	(193)	(3,045)
Depreciation	(4,978)	(4,045)
Transfers from (to) premises and equipment	3,273	7,623
Classified to assets held for distribution (sale)	—	(10,056)
Changes in consolidated scope	(5,816)	—
Foreign currencies translation adjustments	402	(5)
Others	513	1,101

Ending balance	617,589	378,069

(3)

Fair value of investment properties amounted to 714,803 million Won and 438,407 million Won as of December 31, 2019 and 2018, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties amounted to 19,881 million Won and 5,080 million Won for the years ended December 31, 2019 and 2018, respectively. Operating expenses directly related to the investment properties where rental fee was earned amounted to 5,816 million Won and 4,120 million Won.

(5)	The minimum lease payments expected to be received in the future under the non-refundable lease agreement as of the end of the current term and the prior term is as follows:

	December 31, 2019	December 31, 2018
Lease payments:
Within a year	12,863	5,844
More than 1 year and within 2 years	6,722	3,707
More than 2 years and within 3 years	4,379	3,009
More than 3 years and within 4 years	3,640	2,619
More than 4 years and within 5 years	3,126	2,222
More than 5 years	241	—

Total	30,971	17,401

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment	1,528,172	685,408	237,786	51,240	1,286	—	2,503,892
Right of use assets	—	421,704	13,680	—	—	—	435,384

Carrying value	1,528,172	1,107,112	251,466	51,240	1,286	—	2,939,276

(2)	Details of premises and equipment (owned) as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,528,172	920,196	766,222	449,193	1,286	—	3,665,069
Accumulated depreciation	—	(234,788)	(528,436)	(397,953)	—	—	(1,161,177)

Net carrying value	1,528,172	685,408	237,786	51,240	1,286	—	2,503,892

	December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,481,776	872,063	717,141	445,157	8,381	20	3,524,538
Accumulated depreciation	—	(210,301)	(485,119)	(387,960)	—	(17)	(1,083,397)

Net carrying value	1,481,776	661,762	232,022	57,197	8,381	3	2,441,141

(3)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,776	661,762	232,022	57,197	8,381	3	2,441,141
Acquisitions	51,855	46,141	102,051	25,864	5,540	—	231,451
Disposals	(3,284)	(2,245)	(558)	(2,526)	—	—	(8,613)
Depreciation (*)	—	(27,871)	(78,289)	(25,996)	—	—	(132,156)
Changes in consolidated scope	(4,295)	(816)	(20,729)	(997)	—	(3)	(26,840)
Classified to assets held for distribution (sale)	(21)	(74)	—	—	—	—	(95)
Transfer	991	6,040	1,101	988	(12,393)	—	(3,273)
Foreign currencies translation adjustments	880	801	1,459	609	36	—	3,785
Others	270	1,670	729	(3,899)	(278)	—	(1,508)

Ending balance	1,528,172	685,408	237,786	51,240	1,286	—	2,503,892

	For the year ended December 31, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisitions	1,372	14,701	76,783	17,527	8,285	—	118,668
Disposals	(29)	—	(5,192)	(737)	(187)	—	(6,145)
Depreciation	—	(26,014)	(76,171)	(32,162)	—	—	(134,347)
Classified to assets held for distribution (sale)	(3,746)	(2,742)	(7,991)	(397)	(718)	—	(15,594)
Transfer	(2,863)	(4,760)	63,432	—	(63,432)	—	(7,623)
Foreign currencies translation adjustments	(236)	(257)	(69)	323	(126)	—	(365)
Acquisition through business combination	—	—	969	661	—	—	1,630
Others	—	(12)	189	7,195	—	—	7,372

Ending balance	1,481,776	661,762	232,022	57,197	8,381	3	2,441,141

(4)	Details of right-of-use assets are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Building	Properties for business use	Total
Acquisition cost	576,147	21,712	597,859
Accumulated depreciation	(154,443)	(8,032)	(162,475)

Net carrying value	421,704	13,680	435,384

(5)	Details of changes in right-of-use assets are as follows (Unit: Korean Won in millions)

	December 31, 2019
	Building	Properties for business use	Total
Beginning balance	420,712	20,458	441,170
New contracts	254,054	6,326	260,380
Changes in coontracts	(47)	—	(47)
Cancelled contracts	(3,740)	(69)	(3,809)
Depreciation (*)	(216,015)	(10,643)	(226,658)
Changes in consolidated scope	(32,412)	(2,411)	(34,823)
Others	(848)	19	(829)

Ending balance	421,704	13,680	435,384

(*)	Profits and losses from discontinued operations are included

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	163,731	24,729	1,429	321,716	801,237	18,157	4,066	1,335,065
Accumulated amortization	—	(9,144)	(787)	(120,182)	(626,271)	—	—	(756,384)
Accumulated impairment losses	—	—	—	—	(25,848)	(803)	—	(26,651)

Net carrying value	163,731	15,585	642	201,534	149,118	17,354	4,066	552,030

	December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	153,602	38,839	1,250	305,114	728,399	24,099	10,415	1,261,718
Accumulated amortization	—	(12,602)	(688)	(68,696)	(589,557)	—	—	(671,543)
Accumulated impairment losses	—	—	—	—	—	(2,920)	—	(2,920)

Net carrying value	153,602	26,237	562	236,418	138,842	21,179	10,415	587,255

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	153,602	26,237	562	236,418	138,842	21,179	10,415	587,255
Acquisitions	—	6,389	314	31,102	85,902	3,976	8,755	136,438
Disposal	—	—	—	—	—	(813)	—	(813)
Amortization (*1)	—	(4,882)	(176)	(59,856)	(52,119)	—	—	(117,033)
Provision for impairment loss(*2)	—	—	—	—	(25,848)	(471)	—	(26,319)
Classified to assets held for distribution (sale)	(105)	(13,885)	(59)	(14,058)	(5,686)	(7,371)	—	(41,164)
Transfer	—	—	—	7,928	7,175	—	(15,103)	—
Foreign currencies translation adjustment	10,234	1,268	—	—	1,023	59	—	12,584
Others	—	458	1	—	(171)	795	(1)	1,082

Ending balance	163,731	15,585	642	201,534	149,118	17,354	4,066	552,030

(*1)	Amortization of other intangible assets amounting to 22,317 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599
Acquisitions	—	6,839	195	20,935	45,205	5,162	97,067	175,403
Disposal	—	(4,359)	—	—	(196)	(2,871)	—	(7,426)
Amortization (*1)	—	(14,028)	(172)	(46,045)	(73,913)	—	—	(134,158)
Reversal of impairment loss (*2)	—	—	—	—	—	674	—	674
Classified to assets held for distribution (sale)	—	(3,490)	—	(3,902)	(455)	(2,419)	—	(10,266)
Transfer	—	—	—	188,189	51,672	—	(239,861)	—
Acquisition through business combination	46,752	763	—	—	—	—	—	47,515
Foreign currencies translation adjustment	(1,857)	(165)	—	—	(227)	(52)	—	(2,301)
Others	—	5	—	—	(790)	—	—	(785)

Ending balance	153,602	26,237	562	236,418	138,842	21,179	10,415	587,255

(*1)	Amortization of other intangible assets amounting to 51,770 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

(3)	Goodwill

1)	Details of major goodwill as of December 31, 2019 and 2018 are as follow (Unit: Korea Won in millions)

	For the years ended December 31
Cash Generated Unit (*1)	2019	2018
PT Bank Woori Saudara Indonesia 1906 Tbk(*2)	106,173	98,229
WB Finance Co., Ltd.(*3)	49,374	47,681

Total	155,547	145,910

(*1)

The goodwill has been allocated to the cash-generating unit that will benefit from the synergies of the business combination, and the cash-generating unit generally consists of a sales unit or its sub-sector.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen our competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment Test

The recoverable amount of the cash-generating unit is measured at larger amount among the fair value less costs to sell or the value to use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group estimates cash flows based on an annual growth rate of 4.0% in case of PT Bank Woori Saudara Indonesia 1906 Tbk and 3.0% in case of WB Finance Co., Ltd. in relation to cash flows after the longest period. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%).	18.3	17.3
Terminal growth rate (%)	4.0	3.0
Recoverable amount.	952,692	133,149
Carrying amount	577,075	93,143

As a result of the damage test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been distributed will not exceed the recoverable amount.

17.	ASSETS HELD FOR DISTRIBUTION (SALE)

(1)	Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Disposal group as held for distribution	—	75,590
Premises and equipment, etc. (*)	95	17,912

Total	95	93,502

(*)	The Group classified premises and equipment that are highly likely to be sold within one year as assets held for distribution (sale).

(2)	Disposal group as held for distribution:

In accordance with the establishment of financial holding company and plans on share transfer, the Group classified assets, liabilities and equity of each subsidiary as of the end of the reporting period. The details of disposal group held for sale as of December 31, 2018 as follows:

	Gross amount	Intercompany eliminations	Net amount
Disposal group as held for distribution
Cash And Cash Equivalents	90,771	(55,500)	35,271
Financial assets at FVTPL	133	—	133
Loans and other financial assets at amortized cost	66,514	(57,251)	9,263
Investments in joint ventures and associates	339	—	339
Investment properties	127	—	127
Premises and equipment	9,351	—	9,351
Intangible assets	10,265	—	10,265
Current tax assets	242	—	242
Deferred tax assets	9,778	—	9,778
Others	821	—	821

Total	188,341	(112,751)	75,590

Liabilities of a disposal group classified as held for distribution
Debentures	10,000	—	10,000
Provisions	1,451	—	1,451
Net defined benefit liability	34,427	—	34,427
Current tax liabilities	2,519	—	2,519
Other financial liabilities	17,979	(576)	17,403
Other liabilities	6,860	—	6,860

Total	73,236	(576)	72,660

The Group calculated net fair value of each subsidiary subject to future distribution as of December 31, 2018 based on the value of net asset and net income. The computed value is classified as Level 3 in the fair value hierarchy.

The Group measured assets held for distribution (sale) as the smaller amount between the fair value less cost of sale and book value.

(3)	Net gain from discontinued operations

Details of discontinued operations are as follows: (Unit: million in Korean Won)

.	For the year ended December 31, 2019			For the year ended December 31, 2018
	Total	Intercompany eliminations	Net amount	Total	Intercompany eliminations	Net amount
Interest income
Financial assets at FVTPL	882	—	882	1,808	—	1,808
Financial assets at amortized cost	480,192	(351)	479,841	668,431	(400)	668,031
Interest expense	116,555	(393)	116,162	160,642	(689)	159,953

Net interest income	364,519	42	364,561	509,597	289	509,886

Fees and commissions income	369,197	(83)	369,114	601,443	(76)	601,367
Fees and commissions expense	371,439	(86,667)	284,772	592,533	(149,816)	442,717

Net fees and commissions income	(2,242)	86,584	84,342	8,910	149,740	158,650

Dividend income	5,836	—	5,836	10,154	—	10,154
Net gain on financial instruments at FVOCI	—	—	—	941	—	941
Net gain arising on financial assets at amortized cost	17,687	—	17,687	35,345	—	35,345
Impairment losses due to credit loss	(172,552)	—	(172,552)	(244,762)	—	(244,762)
General and administrative expenses	(120,774)	250	(120,524)	(170,766)	30,645	(140,121)
Other net operating income	5,002	—	5,002	7,116	—	7,116

Operating income	97,476	86,876	184,352	156,535	180,674	337,209

Non-operating income (expense)	15,725	—	15,725	(5,546)	3,099	(2,447)

Net income before income tax expense	113,201	86,876	200,077	150,989	183,773	334,762

Income tax expense	27,164	—	27,164	36,222	—	36,222
Loss on disposal of assets from discontinued operations	(644,360)	—	(644,360)	—	—	—

Net income (loss) from discontinued operations	(558,323)	86,876	(471,447)	114,767	183,773	298,540

(4)	Cash flow from discontinued operations

Details of cash flow from discontinued operations as of December 31, 2019 and 2018 are as follows: (Unit: million in Korean Won)

	December 31, 2019	December 31, 2018
Cash flow from operating activities	(86,511)	(1,014,398)
Cash flow from investing activities	(90,619)	(15,318)
Cash flow from financing activities	71,856	891,641

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Loan at amortized cost and other financial assets	Due from banks on time in local currency	Branch of IBK at Phnom Penh and others	11,352	Right of pledge
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
			82,594
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	5,127,383	Settlement risk and others
	Korean financial institutions’ debt securities	Banco Bilbao Vizcaya Argentaria, S.A	56,975	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,190,630	Settlement risk and others
Premises and equipment		Credit Counselling & Recovery Service and others	37,271	Right to collateral and others

		Total	11,710,039

		December 31, 2018
		Collateral given to	Amount	Reason for collateral
Loan at amortized cost and other financial assets	Due from banks on time in local currency	Daishin AMC and others	1,500	Right of pledge
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	38,112	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	202,156	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	2,919,042	Settlement risk and others
	Korean financial institutions’ debt securities	Banco Bilbao Vizcaya Argentaria, S.A	33,588	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,552	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,382,188	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,987	Right to collateral and others

		Total	9,588,125

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	As of December 31, 2019 and December 31, 2018 there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	80,737	40,029	Korea Securities Finance Corporation

Total		80,737	40,029

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2018 and 2017 are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,340,517	—

	December 31, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,262,041	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Prepaid expenses	128,384	160,327
Advance payments	1,399	18,448
Others	13,204	18,057

Total	142,987	196,832

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,868,668	2,117,919
Financial liabilities at fair value through profit or loss designated as upon initial recognition	87,626	164,767

Total	2,956,294	2,282,686

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value (Financial liabilities held for trading) are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Deposits
Gold banking liabilities	27,530	27,058
Derivative liabilities	2,841,138	2,090,861

Total	2,868,668	2,117,919

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Equity-linked securities index
Equity-linked securities index in short position	87,626	164,767

Total	87,626	164,767

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	Accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition does not have.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index and debentures. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Carrying amount	87,626	164,767
Nominal amount at maturity	97,503	217,280

Difference	(9,877)	(52,513)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Deposits in local currency:
Deposits on demand	8,680,286	11,076,417
Deposits at termination	225,426,329	204,051,570
Mutual installment	28,574	30,783
Deposits on notes payables	—	1,891,556
Deposits on CMA	—	137,316
Customer deposit for security investment	—	30,000
Certificate of deposits	973,625	6,510,571
Other deposits	1,401,469	1,409,505

Sub-total	236,510,283	225,137,718

Deposits in foreign currency:
Deposits in foreign currencies	27,141,776	23,626,234

Present value discount	(8,095)	(73,013)

Total	263,643,964	248,690,939

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 5.0	6,035,448

Sub-total			9,650,972

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	8,566,872
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	3.0	34,734

Sub-total			8,601,606

Bills sold	Others	0.0 ~ 1.6	9,366
Call money	Bank and others	(0.3) ~ 3.5	133,519
Bonds sold under repurchase agreements	Other financial institutions	4.0 ~ 12.7	180,402
Present value discount			(299)

Total			18,575,566

	December 31, 2018
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,335,459
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,771,379
Others	The Korea Development Bank and others	0.0 ~ 4.0	4,716,231

Sub-total			7,823,069

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 7.5	7,308,857
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.9	33,543

Sub-total			7,342,400

Bills sold	Others	0.0 ~ 1.8	19,336
Call money	Bank and others	0.0 ~ 7.3	975,358
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	42,907
Present value discount			(84)

Total			16,202,986

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2019		December 31, 2018
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	0.0 ~ 4.3	17,064,976	1.6 ~ 4.5	22,422,183
Subordinated bonds	2.7 ~ 5.9	5,782,688	3.0 ~ 12.6	5,358,838
Other bonds	17.0	4,156	1.9 ~ 17.0	974,230

Sub-total		22,851,820		28,755,251

Discounts on bonds		(17,412)		(29,389)

Total		22,834,408		28,725,862

(*)

Included debentures under fair value hedge relationships are 3,151,172 million Won and 2,956,565 million Won as of December 31, 2019 and 2018, respectively. Also, debentures under cash flow hedge amounting to 823,219 million Won are included as of December 31, 2018.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Asset retirement obligation	60,477	67,093
Provisions for guarantees (*1)	92,486	89,761
Provisions for unused loan commitments	60,228	121,535
Provisions for customer reward credits	—	49,180
Other provisions (*2)	166,006	62,293

Total	379,197	389,862

(*1)	Provisions for guarantees includes provision for financial guarantee of 62,764 million Won and 47,817 million Won as of December 31, 2019 and 2018, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,903	33,760	11,098	89,761
Replaced with 12-month expected credit loss	13,568	(13,568)	—	—
Replaced with expected credit loss for the entire period	(317)	532	(215)	—
Replaced with credit-impaired financial assets	(30)	(32)	62	—
Provisions used	(27,711)	—	—	(27,711)
Net reversal of unused amount	(14,400)	5,611	4,437	(4,352)
Others (*)	34,788	—	—	34,788

Ending balance	50,801	26,303	15,382	92,486

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	47,132	18,281	127,511	192,924
Replaced with 12-month expected credit loss	92	(92)	—	—
Replaced with expected credit loss for the entire period	(237)	91,008	(90,771)	—
Replaced with credit-impaired financial assets	(38)	(29)	67	—
Provisions used	(20,429)	—	—	(20,429)
Net reversal of unused amount	(4,866)	(75,410)	(25,709)	(105,985)
Others (*)	23,249	2	—	23,251

Ending balance	44,903	33,760	11,098	89,761

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	74,624	45,285	1,626	121,535
Replaced with 12-month expected credit loss	10,179	(10,117)	(62)	—
Replaced with expected credit loss for the entire period	(1,665)	1,745	(80)	—
Replaced with credit-impaired financial assets	(217)	(213)	430	—
Net provision (reversal) of unused amount (*)	(17,632)	8,199	1,262	(8,171)
Changes in consolidated scope	(34,835)	(15,016)	(3,176)	(53,027)
Others	(108)	(1)	—	(109)

Ending balance	30,346	29,882	—	60,228

(*)	Profit or loss from discontinued operations are included.

	For the year ended December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	75,232	27,875	1,878	104,985
Replaced with 12-month expected credit loss	7,770	(7,396)	(374)	—
Replaced with expected credit loss for the entire period	(2,376)	2,525	(149)	—
Replaced with credit-impaired financial assets	(213)	(1,579)	1,792	—
Net provision (reversal) of unused amount (*)	(5,813)	23,860	(1,521)	16,526
Others	24	—	—	24

Ending balance	74,624	45,285	1,626	121,535

(*)	Profit or loss from discontinued operations are included.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Beginning balance	67,093	61,872
Provisions provided	3,097	1,489
Provisions used	(1,774)	(913)
Reversal of provisions unused (*)	(2,667)	(1,038)
Amortization	431	564
Changes in consolidated scope	(5,286)	—
Increase in restoration costs and others	(417)	5,119

Ending balance	60,477	67,093

(*)	Profit or loss from discontinued operations are included.

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2018, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	49,180	62,293	111,473
Provisions provided (*)	—	107,473	107,473
Provisions used	(49,180)	(4,928)	(54,108)
Reversal of provisions unused	—	(25)	(25)
Foreign currencies translation adjustments	—	1,193	1,193

Ending balance	—	166,006	166,006

(*)	Profit or loss from discontinued operations are included.

	For the year ended December 31, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	40,445	58,791	99,236
Provisions provided (*1)	70,138	8,384	78,522
Provisions used	(98,170)	(6,940)	(105,110)
Reversal of unused amount	—	(52)	(52)
Foreign currencies translation adjustments	—	(194)	(194)
Transfer (*2)	9,228	—	9,228
Others	27,539	2,304	29,843

Ending balance	49,180	62,293	111,473

(*1)	Profit or loss from discontinued operations are included.
(*2)	Provision for customer reward credits have increased for the Group due to the point transfer from partners during the nine months ended in December 31, 2018.

(5)	Others

1)

As of September 23, 2019, the Group temporarily suspended the won-payment business due to tightened U.S. sanctions on Iran while it was ongoing to settle trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and Office of Foreign Assets Control as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

2)

The Group recognized the provision of the estimated compensation amount related to the incomplete selling of the Derivative Linked Fund (DLF) incurred during the current term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period. On the other hand, the actual amount of compensation of the Group may change as the global spread of the new coronavirus has caused abnormal interest rate changes since the end of the reporting period

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increase.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Present value of defined benefit obligation	1,312,690	1,209,669
Fair value of plan assets	(1,264,412)	(1,070,987)

Net defined benefit liability	48,278	138,682

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019	For the year ended December 31, 2018
	Beginning balance	1,209,669	1,071,170
	Subsequent amount from transfer company	601	—
	Current service cost (*)	147,421	144,394
	Interest cost(*)	31,161	32,143
Remeasurements	Financial assumption	50,720	59,429
	Demographic assumptions	32,566	7,728
	Experience adjustment	(45,269)	33,697
	Foreign currencies translation adjustments	179	(3)
	Retirement benefit paid	(75,852)	(74,952)
	Classification as assets held for sale	—	(65,351)
	Changes in consolidated scope	(37,527)	—
	Others	(979)	1,414

	Ending balance	1,312,690	1,209,669

(*)	Profit or loss from discontinued operations are included.

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019	For the year ended December 31, 2018
Beginning balance	1,070,987	1,027,906
Interest income(*)	29,493	33,825
Remeasurements	(8,350)	(14,783)
Employer’s contributions	282,666	128,926
Retirement benefit paid	(73,984)	(71,672)
Classification as assets held for sale	—	(30,924)
Changes in consolidated scope	(34,145)	—
Others	(2,255)	(2,291)

Ending balance	1,264,412	1,070,987

(*)	Profit or loss from discontinued operations are included.

(4)

Plan assets wholly consist of fixed deposits as of December 31, 2019 and 2018. Among plan assets, realized returns on plan assets amount to 21,143 million Won and 19,042 million Won for the years ended December 31, 2019 and 2018, respectively.

Meanwhile, the contribution expected to be paid in the next accounting year amounts to 148,124 million Won.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019	For the year ended December 31, 2019
Current service cost	147,421	144,394
Net interest income	1,668	(1,682)

Cost recognized in net income	149,089	142,712

Remeasurements	46,367	115,637

Cost recognized in total comprehensive income	195,456	258,349

Retirement benefits related to defined contribution plans recognized as expenses are 2,171 million Won and 2,286 million Won for the nine months ended December 31, 2019 and 2018, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2019	December 31, 2018
Discount rate	2.42%	2.69%
Future wage growth rate	2.64%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 11.85 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018
Discount rate	Increase by 1% point	(139,312)	(116,812)
	Decrease by 1% point	164,744	136,990
Future wage growth rate	Increase by 1% point	162,701	135,767
	Decrease by 1% point	(140,339)	(118,020)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Other financial liabilities:
Accounts payable	5,513,235	5,407,025
Accrued expenses	2,359,851	2,212,350
Borrowings from trust accounts	3,277,795	3,747,492
Agency business revenue	362,820	396,735
Foreign exchange payables	1,153,457	539,554
Domestic exchange settlement credits	1,257,280	7,134,966
Lease liabilities	388,609	—
Other miscellaneous financial liabilities	2,283,352	1,990,426
Present value discount	(1,001)	(2,484)

Sub-total	16,595,398	21,426,064

Other liabilities:
Unearned income	56,700	204,034
Other miscellaneous liabilities	121,701	134,241

Sub-total	178,401	338,275

Total	16,773,799	21,764,339

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2019
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For cash flow hedge	For trading
Interest rate:
Futures	79,021	—	—	—
Swaps	150,731,987	111,764	301,116	43	413,195
Purchase options	460,000	—	11,888	—	—
Written options	395,789	—	—	—	9,655
Currency:
Forwards	113,859,491	—	1,447,598	—	1,028,238
Swaps	81,359,428	—	965,346	—	1,106,423
Purchase options	1,588,746	—	18,835	—	—
Written options	2,341,179	—	—	—	9,403
Equity:
Forwards	11	—	—	—	—
Futures	630,562	—	—	—	—
Swaps	1,280,436	—	1,217	—	54,393
Purchase options	8,851,984	—	175,221	—	—
Written options	8,978,953	—	—	—	219,831

Total	370,557,587	111,764	2,921,221	43	2,841,138

	December 31, 2018
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Swaps	150,710,490	35,503	218,140	665	17,654	266,207
Purchase options	530,000	—	10,461	—	—	—
Written options	525,000	—	—	—	—	12,438
Currency:
Futures	320,213	—	—	—	—	—
Forwards	88,376,776	—	843,621	—	—	777,039
Swaps	67,179,195	—	761,907	33,089	—	773,701
Purchase options	1,933,454	—	17,544	—	—	—
Written options	3,134,774	—	—	—	—	20,747
Equity:
Futures	186,737	—	—	—	—	—
Swaps	441,573	—	31,377	—	—	1,217
Purchase options	4,925,315	—	143,029	—	—	—
Written options	6,145,935	—	—	—	—	239,512

Total	324,409,462	35,503	2,026,079	33,754	17,654	2,090,861

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR, USD 6M LIBOR, and 3M EURIBOR. The nominal amounts of hedging instruments related to 3M LIBOR, 6M LIBOR and 3M EURIBOR are USD 2,150,000,000, USD 500,000,000, and EUR 26,635,556, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,151,172 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the current period end, the Group has applied cash flow hedge on borrowings in foreign currency amounting to 34,443 million Won. The Group’s hedging strategy is to mitigate risks of cash flow fluctuation from variable interest rate borrowings in foreign currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of borrowings from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap. Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party to the transaction. The interest rate swap and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, SGD and Korean Won in millions):

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556

	December 31, 2018
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,350,000,000	1,300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency swap (SGD)	—	204,000,000	—	204,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2019 and December 31, 2018 are as follows :

December 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (EUR)	3M EURIBOR floating receipt and fixed EUR 0.09% paid

December 31, 2018
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (KRW)	CMS 3Y+0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.70% receipt, KRW 1.74% paid, USD/KRW = 1,136 USD 1M Libor+0.52% receipt, KRW 1.71% paid, USD/KRW = 1,178
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, EUR and SGD):

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	2,650,000,000	111,764	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	90,244
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	26,635,556	—	43	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(43)

	December 31, 2018
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	2,650,000,000	35,503	17,654	Derivative assets (Designated for hedging) Derivative liabilities (Designated for hedging)	(27,362)
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	—	665	Derivative liabilities (Designated for hedging)	(665)
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	500,000,000	—	28,907	Derivative liabilities (Designated for hedging)	21,582
Foreign currencies translation risk
Currency swap (SGD)	204,000,000	—	4,182	Derivative liabilities (Designated for hedging)	2,353

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean won in millions):

	December 31, 2019
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debenture		3,151,172		91,368	Debentures	(85,984)
Cash flow hedge
Interest rate risk
Borrowings in foreign currency		34,443			Borrowings in foreign currency	43	(43)

	December 31, 2018
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debenture	—	2,956,565	—	5,200	Debentures	25,498	—
Cash flow hedge
Interest rate risk
Debenture	—	99,911	—	—	Debentures	521	(371)
Foreign currencies translation risk and interest rate risk
Debenture	—	557,186	—	—	Debentures	(16,790)	(1,211)
Foreign currencies translation risk
Debenture	—	166,122	—	—	Debentures	(1,762)	(2,287)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,260	Other net operating income (expense)

		For the year ended December 31, 2018
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,864)	Other net operating income (expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean won in millions):

		For the year ended December 31, 2019
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(43)	—	—	Other net operating income (expense)	—	Other net operating income (expense)

		For the year ended December 31, 2018
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(517)	(148)	—	Other net operating income (expense)	—	Other net operating income (expense)

	Foreign currencies translation risk and interest rate risk	21,429	153	(882)	Other net operating income (expense)	(23,084)	Other net operating income (expense)

	Foreign currencies translation risk	2,353	—	(491)	Other net operating income (expense)	(3,601)	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Beginning balance	25,463	7,416
New transactions	53,289	23,678
Amounts recognized in losses	(26,493)	(5,631)

Ending balance	52,259	25,463

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses as of the years ended December 31, 2019 and 2018..

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	December 31, 2019	December 31, 2018
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There are no changes in the number of shares issued and outstanding for the years ended December 31, 2019 and 2018.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Capital in excess of par value	269,533	269,533
Capital Surplus by the Equity Method	1,153	—

Other capital surplus	16,794	16,356

Total	287,480	285,889

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2019	December 31, 2018
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	—	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
	October 4, 2019	—	4.3	662,035	—
Issuance cost				(17,021)	(13,837)

Total				3,660,814	3,161,963

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Accumulated other comprehensive loss:
Net loss on valuation of financial assets at FVTOCI	(102,544)	(87,182)
Share of other comprehensive gain (loss) of joint ventures and associates	675	302
Loss on foreign currency translation of foreign operations	(153,403)	(244,735)
Remeasurement loss related to defined benefit plan	(250,629)	(223,529)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(43)	(3,869)
Other comprehensive income related to assets held for sale	—	(13,197)

Sub-total	(505,944)	(572,210)

Treasury shares	—	(34,113)
Other capital adjustments	(1,614,653)	(1,607,647)

Total	(2,120,597)	(2,213,970)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Changes in consolidated scope	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	(34,247)	43,038	(32,422)	8,269	(102,544)
Share of other comprehensive gain (loss) of joint ventures and associates	302	441	—	—	(68)	675
Gain (loss) on foreign currency translation of foreign operations	(244,735)	96,303	—	(720)	(4,251)	(153,403)
Remeasurement gain (loss) related to defined benefit plan	(223,529)	(41,016)	—	7,785	6,131	(250,629)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	25,934	(26,535)	5,567	(1,140)	(43)
Transfer to assets held for sale	(13,197)	—	(6,593)	19,790	—	—

Total	(572,210)	47,415	9,910	—	8,941	(505,944)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI included the 46,612 million Won transfer to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2018
	Beginning balance	Increase (decrease) (*1)(*2)	Reclassification adjustments	Related to assets held for distribution (sale)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(88,906)	(8,677)	8,015	—	2,386	(87,182)
Gain (loss) on financial liabilities at FVTPL (K-IFRS 1109) designated as upon initial recognition due to own credit risk	(96)	132	—	—	(36)	—
Share of other comprehensive gain (loss) of joint ventures and associates	(2,656)	4,080	—	—	(1,122)	302
Gain (loss) on foreign currency translation of foreign operations	(242,806)	(2,661)	—	—	732	(244,735)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(85,007)	—	(13,197)	27,033	(223,529)
Gain (loss) on valuation of derivatives designated as cash flow hedges	777	30,655	(26,871)	—	(8,430)	(3,869)
Transfer to assets held for distribution (sale)	4,145	(17,342)	—	—	—	(13,197)

Total	(481,900)	(78,820)	(18,856)	(13,197)	20,563	(572,210)

(*1)	Net gain (loss) on valuation of financial assets at FVTOCI included the 1,009 million Won transfer to retained earnings due to disposal of equity securities.
(*2)

Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk included the 4 million Won transfer to retained earnings due to redemption.

31.	RETAINED EARNINGS AND OTHER RESERVE

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2019	December 31, 2018
Legal reserve	Earned surplus reserve	2,039,754	1,857,754
	Other legal reserve	46,635	46,384

	Sub-total	2,086,389	1,904,138

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,105	7,759,804
	Regulatory reserve for credit loss	2,017,063	2,578,457
	Revaluation reserve	714,018	715,860

	Sub-total	11,550,586	11,297,521

Retained earnings before appropriation (*)		3,709,010	3,922,998

Total		17,345,985	17,124,657

i.	Earned surplus reserve

In accordance with the Article 40, Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank limits such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

In accordance with appendix 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Banking Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Beginning balance(*)	2,356,246	2,578,457
Planned provision of regulatory reserve (reversal) for credit loss	(209,898)	(222,211)

Ending balance	2,146,348	2,356,246

(*)	Effect of the changes in consolidated scope of the Group as it newly transferred into subsidiary of Woori Financial Group Inc. as of December 31, 2019, has been applied.

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2019	2018
Net income	1,527,065	2,051,649
Provision of regulatory reserve for credit loss(*)	(209,898)	40,875
Adjusted net income after the provision of regulatory reserve	1,736,963	2,010,774
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	2,371	2,762

(*)

The amount of reserve for credit loss for the year ended December 31, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

Dividends for the year ended December 31, 2019 and 2018 are 1,000 Won and 650 Won per share, respectively. The total amount of dividends approved are 676,000 million Won and 437,626 million Won, respectively. Also, the Bank paid interim dividend during the year 2019, and the amount is 1,000 Won for share, 676,000 million Won for total. Dividends for the year ended December 31, 2019 will be brought up as an agenda in the annual shareholder’s meeting scheduled for March 24, 2020.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Financial assets at FVTPL	43,318	52,434
Financial assets at FVTOCI	474,132	280,371
Financial assets at amortized cost
Securities at amortized cost	436,340	376,788
Loans and other financial assets at amortized cost:
Interest on due from banks	139,073	111,262
Interest on loans	8,692,425	8,166,153
Interest of other receivables	27,250	27,652

Sub-total	8,858,748	8,305,067

Total	9,812,538	9,014,660

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Interest on deposits due to customers	3,417,193	2,917,165
Interest on borrowings	381,366	306,599
Interest on debentures	599,791	560,637
Interest on lease liabilities	8,309	—
Other interest expense	89,183	89,193

Total	4,495,842	3,873,594

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Fees and commission received for brokerage	194,482	162,344
Fees and commission received related to credit	183,661	171,076
Fees and commission received for electronic finance	137,456	121,250
Fees and commission received on foreign exchange handling	61,756	60,433
Fees and commission received on foreign exchange	92,408	66,036
Fees and commission received for guarantee	71,106	65,254
Fees and commission received on credit card	2,266	1,599
Fees and commission received on securities business	103,053	96,379
Fees and commission from trust management	170,937	177,456
Fees and commission received on credit Information	—	12,984
Other fees	127,261	144,586

Total	1,144,386	1,079,397

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Fees and commissions paid	168,622	163,052
Credit card commission	703	565
Brokerage commission	614	1,833
Others	2,192	2,623

Total	172,131	168,073

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Financial assets at FVTPL	85,947	67,892
Financial assets at FVTOCI	15,144	12,506

Total	101,091	80,398

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Dividend income recognized from assets held Equity securities	15,144	12,232
Dividend income recognized in assets derecognized	—	274

Total	15,144	12,506

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2019	2018
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	52,492	196,959
Gain on financial instruments at fair value through profit or loss designated as upon initial recognition	(33,237)	17,484

Total	19,255	214,443

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss mandatorily measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2019	2018
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	116,157	137,237
		Gain on disposals	59,979	45,105
		Loss on valuation	(59,541)	(25,499)
		Loss on disposals	(16,597)	(26,728)

		Sub-total	99,998	130,115

	Loans	Gain on valuation	1,037	1,606
		Gain on disposals	519	4,136
		Loss on valuation	(20)	(4,805)
		Loss on disposals	—	(117)

		Sub-total	1,536	820

	Other financial assets	Gain on valuation	2,062	2,050
		Gain on disposals	1,901	530
		Loss on valuation	(1,755)	(2,280)
		Loss on disposals	(1,815)	(86)

		Sub-total	393	214

Sub-total			101,927	131,149

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	1,501,055	1,255,581
		Loss on transactions and valuation	(1,610,697)	(1,303,244)

		Sub-total	(109,642)	(47,663)

	Currency derivatives	Gain on transactions and valuation	6,870,353	4,935,922
		Loss on transactions and valuation	(6,852,529)	(4,822,915)

		Sub-total	17,824	113,007

	Equity derivatives	Gain on transactions and valuation	838,057	486,560
		Loss on transactions and valuation	(795,197)	(484,986)

		Sub-total	42,860	1,574

	Other derivatives	Gain on transactions and valuation	690	4,138
		Loss on transactions and valuation	(1,167)	(5,246)

		Sub-total	(477)	(1,108)

Sub-total			(49,435)	65,810

Total			52,492	196,959

(3)

Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(16,006)	(2,058)
Gain (loss) on valuation of equity-linked securities	(17,231)	17,945
Sub-total	(33,237)	15,887
Gain on other securities:
Gain on valuation of other securities		—
Gain on other financial instruments:
Gain on valuation of other financial instruments	—	1,597

Total	(33,237)	17,484

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2019	2018
Gain on redemption of securities	15	53
Gain on transactions of securities	10,886	1,052

Total	10,901	1,105

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Impairment loss due to credit loss on financial assets measured at FVTOCI	(3,297)	(1,812)
Impairment loss due to credit loss on securities at amortized cost	1,415	(1,922)
Reversal (provision) for credit loss on loan and other financial assets at amortized cost	(131,942)	(170,419)
Reversal of provision on guarantee	4,353	105,981
Reversal of provision on (provision for) unused loan commitment	11,222	(16,641)

Total	(118,249)	(84,813)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2019	2018
Salaries	Short-term employee benefits	Salaries	1,391,925	1,428,164
		Employee benefits	430,050	455,279
	Share-based payment		5,509	—
	Retirement benefit service costs		148,553	140,254
	Termination		146,620	225,106

	Sub-total		2,122,657	2,248,803

Depreciation and amortization			438,207	205,257

Other general and administrative expenses	Rent		65,398	304,270
	Taxes and public dues		121,642	101,761
	Service charges		223,292	218,743
	Computer and IT related		250,503	86,500
	Telephone and communication		43,018	64,766
	Operating promotion		41,290	42,188
	Advertising		82,505	68,598
	Printing		7,560	8,423
	Traveling		11,470	12,496
	Supplies		6,651	6,544
	Insurance premium		8,185	8,062
	Reimbursement		21,021	22,686
	Maintenance		17,520	17,362
	Water, light and heating		14,884	14,671
	Vehicle maintenance		9,678	9,936
	Others		8,659	42,846

	Sub-total		933,276	1,029,852

Total			3,494,140	3,483,912

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Gain on transactions of foreign exchange	592,190	1,227,559
Gain related to derivatives (Designated for hedging)	90,244	9,118
Gain on fair value hedged items	231	42,797
Others (*)	20,252	56,057

Total	702,917	1,335,531

(*)

Other income includes income amounting to 29,316 million Won, for the years ended December 31, 2018, , that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Losses on transactions of foreign exchange	152,271	963,821
KDIC deposit insurance premium	332,497	315,315
Contribution to miscellaneous funds	317,667	298,416
Losses related to derivatives (Designated for hedging)	—	36,488
Losses on fair value hedged items	86,214	17,299
Others (*)	114,808	105,897

Total	1,003,457	1,737,236

(*)

Other expense includes such expenses amounting to 1,594 million Won for the years ended December 31, 2018, which is related to the Group’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, it includes 22,317 million Won and 51,770 million Won, for the years ended December 31, 2019 and 2018, respectively, of intangible asset amortization expense.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2019 is as follows.

i.	Performance condition share-based payment

Subject to	Shares granted for the year 2019
Type of payment	Cash-settled
Vesting period	January 1, 2019 ~ December 31, 2022
Date of payment	2023-01-01
Number of shares measured as of the closing date (*)	524,746 shares

(*)

The number of payable stock is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

ii.

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the Group is 5,509 million Won.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Gains on valuation of investments in joint ventures and associates	103,716	25,791
Losses on valuation of investments in joint ventures and associates	(15,840)	(22,595)
Impairment losses of investments in joint ventures and associates	(3,634)	(177)

Total	84,242	3,019

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Other non-operating incomes	244,625	125,961
Other non-operating expenses	(276,724)	(80,963)

Total	(32,099)	44,998

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Rental fee income	19,881	6,835
Gains on disposal of investments in joint ventures and associates	189,154	50,511
Gains on disposal of premises and equipment, intangible assets and other assets	1,226	30,278
Reversal of impairment loss of premises and equipment, intangible assets and other assets	85	491
Others	34,279	37,846

Total	244,625	125,961

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Depreciation on investment properties	5,004	4,045
Interest expenses of refundable deposits	843	786
Losses on disposal of investment in joint ventures and associates	—	2,931
Losses on disposal of premises and equipment, intangible assets and other assets	55,361	1,110
Impairment losses of premises and equipment, intangible assets and other assets	26,915	87
Donation	60,587	48,137
Others	128,014	23,867

Total	276,724	80,963

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Current tax expense:
Current tax expense with respect to the current period	583,175	432,645
Adjustments recognized in the current period in relation to the tax expense of prior periods	(64,722)	5,923

Sub-total	518,453	438,568

Deferred tax expense (income):
Changes in deferred tax assets (liabilities) relating to the temporary differences	145,018	314,655
Current tax charged to equity and others directly:	8,941	—

Sub-total	153,959	314,655

Income tax expense
Income tax expense from continuing operations	645,248	717,001

Income tax expense from discontinued operations	27,164	36,222

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Net income before income tax expense	2,199,477	2,804,872
Net income before income tax expense from continuing operations	2,643,760	2,470,111
Net income before income tax expense from discontinued operations	(444,283)	334,761
Tax calculated at statutory tax rate (*)	760,384	760,978
Adjustments:
Effect of income that is exempt from taxation	(61,620)	(49,418)
Effect of expenses that are not deductible in determining taxable income	22,859	18,639
Adjustments recognized in the current period in relation to the current tax of prior periods	(64,722)	5,923
Consolidated income tax return	(13,748)	—
Others	29,259	17,101

Sub-total	(87,972)	(7,755)
Income tax expense	672,412	753,223
Income tax expense from continuing operations	645,248	717,001
Income tax expense from discontinued operations	27,164	36,222

Effective tax rate	30.6%	26.9%
Effective tax rate of continuing operations	24.4%	29.0%
Effective tax rate of discontinued operations	—	10.8%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below
20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended Deferred 31, 2019 and 2018, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2019
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)(*2)	Ending Balance(*3)
Gain (loss) on financial assets	372,346	(86,999)	8,269	293,616
Gain on valuation using the equity method of accounting	28,354	(17,597)	(68)	10,689
Gain (loss) on valuation of derivatives	(27,507)	(46,276)	369	(73,414)
Accrued income	(55,846)	(9,207)	—	(65,053)
Provision for loan losses	(52,345)	(440)	—	(52,785)
Loan and receivables written off	6,672	(2,107)	—	4,565
Loan origination costs and fees	(154,431)	(2,185)	—	(156,616)
Defined benefit liability	360,087	(4,277)	6,131	361,941
Deposits with employee retirement insurance trust	(318,330)	(44,266)	—	(362,596)
Provision for guarantee	11,374	(3,459)	—	7,915
Other provision	75,194	(4,671)	—	70,523
Others (*1)	(204,083)	(8,471)	(5,760)	(218,314)

Net deferred tax assets	41,485	(229,955)	8,941	(179,529)

(*1)	Includes the amounts of Woori Card Co., Ltd. and Woori Investment Bank which were acquired by Woori Financial Group Inc. during the term.
(*2)	Includes 2,800 million Won presented on non-controlling interests.

	For the year ended December 31, 2018
		K-IFRS 1109 adoption effect
	Beginning balance	Recognized as retained earnings	Recognized as other comprehensive income (loss)	Beginning balance after K-IFRS 1109 adoption	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)(*2)	Ending Balance(*3)
Gain (loss) on financial assets	479,065	(150,140)	149,796	478,721	—	(102,170)	(4,205)	372,346
Gain on valuation using the equity method of accounting	24,482	—	—	24,482	—	3,203	669	28,354
Gain (loss) on valuation of derivatives	(10,260)	(3,990)	—	(14,250)	—	(13,617)	360	(27,507)
Accrued income	(60,987)	—	—	(60,987)	621	4,520	—	(55,846)
Provision for loan losses	(47,697)	47,446	—	(251)	399	(52,493)	—	(52,345)
Loan and receivables written off	9,777	—	—	9,777	—	(3,105)	—	6,672
Loan origination costs and fees	(137,320)	36	—	(137,284)	—	(17,147)	—	(154,431)
Defined benefit liability	284,234	—	—	284,234	317	43,821	31,715	360,087
Deposits with employee retirement insurance trust	(287,333)	—	—	(287,333)	—	(31,092)	95	(318,330)
Provision for guarantee	30,602	1,370	—	31,972	—	(20,598)	—	11,374
Other provision	45,153	25,879	—	71,032	—	4,162	—	75,194
Others (*1)	(72,265)	4,917	—	(67,348)	44	(130,137)	(6,642)	(204,083)

Net deferred tax assets	257,451	(74,482)	149,796	332,765	1,381	(314,653)	21,992	41,485

(*1)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 18,154 million Won.
(*2)	Includes 1,429 million Won presented on non-controlling interests.
(*3)	Includes 9,778 million Won presented on assets held for distribution (sale) (Note 17).

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Deductible temporary differences	162,457	272,911
Tax loss carry forward	—	149,035
Taxable temporary differences	(108,055)	(868,541)

Total	54,402	(446,595)

No deferred income tax asset has been recognized for the deductible temporary difference of KRW 162,457 million associated with investments in subsidiaries and associates as of December 31, 2019, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of KRW 108,055 million associated with investment in subsidiaries and associates as of December 31, 2019, due to the following reasons:

- The Group is able to control the timing of the reversal of the temporary difference.

- It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Net gain on valuation of financial assets at FVTOCI	39,691	31,422
Share of other comprehensive loss of and associates	(353)	(285)
Gain on foreign currency translation of foreign operations	3,932	8,183
Remeasurements of the net defined benefit liability	94,258	88,127
Gain (loss) on derivatives designated as cash flow hedge	—	1,140

Total	137,528	128,587

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2019	December 31, 2018
Current tax assets	46,253	20,488
Current tax liabilities	135,490	156,559

43.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS of the controlling interest is calculated by dividing the net income attributable to controlling interest by the weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2019	2018
Net income attributable to Owners	1,505,547	2,033,182
Dividends to hybrid securities	(134,421)	(151,194)
Net income attributable to common shareholders	1,371,126	1,881,988
Continuing operations	1,842,573	1,583,448
Discontinued operations	(471,447)	298,540
Weighted average number of common shares outstanding	676	673
Basic EPS	2,028 Won	2,796 Won
Continuing operations	2,725 Won	2,353 Won
Discontinued operations	(697) Won	443 Won

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2019 and 2018.

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-12-31	673,271,226	365	245,743,997,490
Purchase of treasury stock	2019-01-09 ~ 2019-01-10	(11,453,702)	2	(22,907,404)
Disposal of treasury stock	2019-01-11 ~ 2019-12-31	2,728,774	355	968,714,770

Sub-total (①)				246,689,804,856

Weighted average number of common shares outstanding (②=(①/365)				675,862,479

	For the year ended December 31, 2018
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2018-01-01 ~ 2018-12-31	673,271,226	365	245,743,997,490

Sub-total (①)				245,743,997,490

Weighted average number of common shares outstanding (②=(①/365)				673,271,226

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended December 31, 2019 and 2018.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Confirmed guarantees
Guarantee for loans	89,699	125,870
Acceptances	391,688	371,525
Guarantees in acceptances of imported goods	224,746	158,179
Other confirmed guarantees	6,982,889	6,452,791

Sub-total	7,689,022	7,108,365

Unconfirmed guarantees
Local letters of credit	193,096	305,057
Letters of credit	3,081,390	3,322,731
Other unconfirmed guarantees	771,378	669,677

Sub-total	4,045,864	4,297,465

Commercial paper purchase commitments and others	884,031	1,260,587

Total	12,618,917	12,666,417

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Loan commitments	70,303,900	97,796,704
Other commitments	3,204,654	5,041,314

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	December 31, 2019		December 31, 2018
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	34 cases	133 cases	77 cases	154 cases
Amount of litigation	229,930	197,731	494,645	246,826
Provisions for litigations		21,562		17,925

(*)	The number of lawsuits as of December 31, 2019 and 2018 does not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)

The Financial Supervisory Service is currently in the process of examining the adequacy of internal controls related to the selection and the sale of derivatives-linked products linked to foreign interest rate. The financial impact cannot be rationally estimated for the interim consolidated financial statements as of the end of current period.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2018 and 2017, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2018 and 2017 are as follows:

(1)	Related parties

Related parties
Parent	Woori Financial Holdings Co., Ltd.

Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte Card Co., Ltd., Chin Hung International Inc, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 28 associates)

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Bank Co., Ltd. and its subsidiaries,, Woori FIS Co., Ltd, Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Woori global asset management co., Ltd., Woori asset trust. Ltd., Godo Kaisha Oceanos 1, Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Woori Growth Partnerships New Technology Private Equity Fund 1, Tongyang China Convertible Bond Fund, WOORIG China Value Equity (C/C(F))

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2019	December 31, 2018
Parent	Woori Financial Group Inc.(*1)	Deposits due to customers	1,173,670	—
		Other liabilities	99,181	—
Associates
	Woori Service Networks Co., Ltd.	Loans	—	69
		Deposits due to customers	1,881	1,967
		Other liabilities	311	333
	Korea Credit Bureau Co., Ltd.	Loans	—	7
		Deposits due to customers	26	6,494
		Other liabilities	—	19
	Korea Finance Security Co., Ltd.	Loans	1,800	57
		Loss allowance	(3)	(4)
		Deposits due to customers	1,371	5,040
		Other liabilities	—	10
	Chin Hung International Inc.	Loans	—	411
		Loss allowance	—	(204)
		Deposits due to customers	5,381	11,605
		Other liabilities	320	2,974
	Lotte Card Co., Ltd.	Loans	7,500	—
		Loss allowance	(30)	—
		Deposits due to customers	2,726	—
	K BANK Co., Ltd.	Loans	—	190
	Well to Sea No.3 Private Equity Fund	Loans	4,490	1,857
		Loss allowance	(8)	(9)

Related party		A title of account	December 31, 2019	December 31, 2018
		Deposits due to customers	714	356
		Other liabilities	47	64
	Others (*2)	Loans	84	4,783
		Loss allowance	(84)	(324)
		Other assets	—	9
		Deposits due to customers	5,577	8,049
		Other liabilities	172	165
Other Related Parties	Woori Card Co., Ltd. and its subsidiaries(*3)	Loans	4,631	—
		Other assets	13,342	—
		Derivative assets	420	—
		Deposits due to customers	52,638	—
		Other liabilities	18,641	—
	Woori Investment Bank Co., Ltd. and its subsidiaries(*3)	Loans	24,000	—
		Loss allowance	(43)	—
		Other assets	13,879	—
		Deposits due to customers	6,303	—
		Other liabilities	26,470	—
	Woori FIS Co., Ltd. (*3)	Other assets	114	—
		Deposits due to customers	42,693	—
		Other liabilities	24,326	—
	Woori Private Equity Asset Management Co., Ltd. (*3)	Deposits due to customers	1,370	—
	Woori Finance Research Institute Co., Ltd. (*3)	Deposits due to customers	2,132	—
	Woori Credit Information Co., Ltd. (*3)	Other assets	6	—
		Deposits due to customers	15,765	—
		Other liabilities	10,954	—
	Woori Fund Service Co., Ltd.(*3)	Deposits due to customers	11,238	—
		Other liabilities	1,192	—
	Woori Asset Management Co., Ltd.(*3)	Deposits due to customers	11,665	—
	Woori Global Asset Management Co., Ltd.(*3)	Deposits due to customers	98	—
	Woori Asset Trust Co., Ltd.(*3)	Deposits due to customers	29,546	—

(*1)	Woori Financial Group Inc. was established during the current period and the Group was transferred as a wholly-owned subsidiary.
(*2)	Saman Co., Ltd., Kyesan Industry Corporation, Daea S&C Co., Ltd., and etc. are included during the year ended December 31, 2019 and 2018.
(*3)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the current period.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2019	2018
Parent company	Woori Financial Group (*1)	Fees income	264	—
		Other income	1,823	—
		Interest expenses`	7,741	—
Associates	Kumho Tire Co., Inc.(*2)	Interest income	—	1,098
		Reversal of allowance for credit loss	—	(156,712)
	Woori Service Networks Co., Ltd.	Other income	32	30
		Interest expenses`	20	14
		Fees expenses	—	561
		Other expenses	—	580
	Korea Credit Bureau Co., Ltd.	Interest expenses`	29	62
		Fees expenses	—	2,310
	Korea Finance Security Co., Ltd.	Interest expenses	9	12
		Impairment losses due to credit loss (reversal of allowance for credit loss)	—	4
		Other expenses	—	146
	Chin Hung International Inc.	Interest expenses	35	43
		Impairment losses due to credit loss (reversal of allowance for credit loss)	—	182
	STX Engine Co., Ltd.(*3)	Interest income	—	333
		Interest expenses	—	86
		Impairment losses due to credit loss (reversal of allowance for credit loss)	—	(88,734)
	STX Corporation (*3)	Interest expenses	—	2
		Reversal of allowance for credit loss	—	(31,210)
	K BANK Co., Ltd.	Fees income	—	1,134
		Other income	—	19
	Well to Sea No. 3 Private Equity Fund	Interest income	1,774	2,179
		Interest expenses	11	9
		Reversal of allowance for credit loss	(18)	(30)
	Lotte Card Co., Ltd.	Interest income	213	—
		Fees income	593	—
		Interest expenses	53	—
		Reversal of allowance for credit loss	30	—

			For the years ended December 31
Related party		A title of account	2019	2018
	Others (*4)	Interest income	—	233
		Fees income	—	23
		Other income	17	14
		Interest expenses	55	40
		Reversal of allowance for credit loss	(5)	(147)
Other related parties	Woori Card Co., Ltd and its subsidiaries(*5)	Interest income	775	—
		Fees income	125,183	—
		Gain on derivatives	691	—
		Other income	696	—
		Interest expenses	185	—
		Reversal of allowance for credit loss	83	—
	Woori Investment Bank Co., Ltd. and its subsidiaries(*5)	Interest income	648	—
		Fees income	851	—
		Other income	543	—
		Interest expenses	21	—
		Impairment losses due to credit loss (reversal of allowance for credit loss)	43	—
	Woori FIS Co., Ltd.(*5)(*6)	Fees income	578	—
		Other income	7,675	—
		Interest expenses	4	—
		Other expenses	211,587	—
	Woori Private Equity Asset Management Co., Ltd.(*5)	Fees income	7	—
		Interest expenses	17	—
	Woori Finance Research Institute Co., Ltd.(*5)	Fees income	12	—
		Interest expenses	43	—
	Woori Credit Information Co., Ltd.(*5)	Fees income	83	—
		Other income	698	—
		Interest expenses	250	—
		Fees expenses	15,009	—
	Woori Fund Service Co., Ltd.(*5)	Fees income	25	—
		Other income	288	—
		Interest expenses	252	—
		Fees expenses	248	—
		Other expenses	32	—

		For the years ended December 31
Related party	A title of account	2019	2018
Woori Asset Management Co., Ltd.(*5)	Fees income	21	—
	Other expenses	36	—
Woori Global Asset Management Co., Ltd.(*5)	Fees income	1	—

(*1)	Woori Financial Group Inc. was established during the current period and the Group was transferred as a wholly-owned subsidiary.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior term, and thus the entity was excluded from the list of associates.

(*3)	During the prior term, the account was replaced by assets held for sale and disposed of and excluded from the associate.
(*4)	Saman Co., Ltd., Kyesan industry Corporation, Daea S&C Co., Ltd., and etc are included during the term and prior term.
(*5)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the current period.
(*6)	Total amount of 3,445 million Won of lease liability repayment is included in other expenses.

(4)	Major loan transactions with related parties for the years ended December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Well to Sea No. 3 Private Equity Fund	1,857	2,633	—	—	4,490
	Korea Finance Security Co., Ltd	—	1,800	—	—	1,800
	Lotte Card Co., Ltd.	—	7,500	—	—	7,500
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries(*2)	37,900	21,300	35,200	—	24,000
	Woori Card Co., Ltd and its subsidiaries(*2)	—	4,551	—	80	4,631

		For the year ended December 31, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Kumho Tire Co., Inc.(*3)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund	73,810	16,857	88,810	—	1,857
	STX Engine Co., Ltd. (*4)	39,886	—	2,177	(37,709)	—

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the current period.
(*3)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the year ended December 31, 2018, and thus the entity was excluded from the list of associates.

(*4)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

(5)	Changes in major deposits due to customers with related parties for years ended December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	—	2,730,000	1,600,000	1,130,000
Associates	Saman Corporation	2,436	86	—	2,522
	Woori Service Networks Co., Ltd	1,180	1,460	1,460	1,180
	Chin Hung International Inc	765	400	765	400
.	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Partner One Value Up I Private Equity Fund	1,403	1,617	1,870	1,150
	Korea Finance Security Co., Ltd.	535	25	560	—
Other related parties	Woori Investment Bank Co., Ltd.	1,000	1,000	—	2,000
	Woori Finance Research Institute Co., Ltd.,	1,800	3,700	5,500	—
	Woori Credit Information Co., Ltd.	13,199	12,000	11,000	14,199
	Woori Fund Service Co., Ltd	7,900	10,000	7,900	10,000
	Woori asset trust. Ltd	—	15,000	—	15,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

		For the year ended December 31, 2018
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance(*1)
Associates	Saman Corporation	2,334	102	—	2,436
	Woori Service Networks Co., Ltd	1,135	1,025	980	1,180
	Chin Hung International Inc	765	765	765	765
.	Korea Credit Bureau Co., Ltd.	4,000	12,000	10,000	6,000
	Partner One Value Up I Private Equity Fund	—	1,803	400	1,403
	Korea Finance Security Co., Ltd.	635	560	660	535
	STX Corporation(*2)	330	—	330	—
	STX Engine Co., Ltd.(*2)	10,256	—	10,256	—
	Kumho Tire Co., Inc.(*2)	37	—	37	—
	Hyunwoo International(*2)	41	—	41	—

(*1)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.
(*2)	The shares of the entity were sold after it was transferred to assets held for distribution (sale) during the year ended December 31, 2018 and thus was excluded from the list of associates.

(6)

There was no major borrowing transaction for the year ended December 31, 2018, and major borrowing transactions with related parties for the year ended December 31, 2019 is as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Other related parties	Woori Card Co., Ltd and its subsidiaries	11,428	223,893	217,712	—	17,609

(7)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018	Warranty
Woori Card Co., Ltd and its subsidiaries(*)	500,000	—	Unused loan commitment
Woori Investment Bank Co., Ltd. and its subsidiaries(*)	50,000	—	Unused loan commitment
Korea Finance Security Co., Ltd.	200	203	Unused loan commitment
Korea Credit Bureau Co., Ltd.	—	28	Unused loan commitment
Woori Service Networks Co., Ltd.	—	131	Unused loan commitment
Chin Hung International Inc.	31,749	32,058	Unused loan commitment
K BANK Co., Ltd.	—	15	Unused loan commitment
Well to Sea No.3 Private Equity Fund	210,510	208,143	Unused loan commitment
Lotte Card Co., Ltd.	150,000	—	Unused loan commitment

(*)	These related parties were transferred as a wholly-owned subsidiary of Woori Financial Group Inc. during the current period.

For the guarantee provided to the related parties, the amount the Group has not recognized as provisions for guarantees as of December 31, 2019 and December 31, 2018.

The amount of guarantees and unused loan commitments provided by the related parties to the Bank as of December 31, 2019 and 2018 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2019	December 31, 2018
Woori Card Co., Ltd and its subsidiaries	Loan commitment in local currency	167,880	174,287

(8)	Commitments of derivatives to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2019	December 31, 2018
Woori Card Co., Ltd and its subsidiaries.	Unsettled commitment	100,000	100,000
Well to Sea No. 3 Private Equity Fund	Unsettled commitment	584,377	439,243

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Short-term employee salaries	9,744	12,326
Retirement benefit service costs	364	489
Share-Based payment	1,965	—

Total	12,073	12,815

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,414 million Won and 2,816 million Won, respectively, as of December 31, 2019 and 2018, and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. In addition, related liabilities recognized, as of December 31, 2019 and 2018 are 6,543 million Won and 6,096 million Won, respectively.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2019	December 31, 2018	For the years ended December 31
			2019	2018
Trust accounts	60,288,399	53,560,071	1,118,746	1,049,105

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Receivables:
Trust fees receivables	31,533	28,703

Payables:
Deposits due to customers	392,453	574,330
Borrowings from trust accounts	2,730,806	3,020,371

Total	3,123,259	3,594,701

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2019	2018
Revenue:
Trust fees	171,072	177,913
Termination fees	488	5,885

Total	171,560	183,798

Expense:
Interest expenses on deposits due to customers	6,684	7,813
Interest expenses on borrowings from trust accounts	40,489	38,873

Total	47,173	46,686

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts are as follows;

1)	The carrying value of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Partial principal guaranteed trusts:
Household money	9,430	9,989
Corporate money	630	633
Installment plan purpose	1,651	1,737

Sub-total	11,711	12,359

Principal guaranteed trusts:
Old-age pension trusts	3,298	3,564
Personal pension trusts	516,913	521,200
Pension trusts	824,735	819,102
Retirement trusts	34,374	42,187
New personal pension trusts :	7,807	8,104
New old-age pension trusts	1,742	2,134

Sub-total	1,388,869	1,396,291

Principal and interest guaranteed trusts
Development trusts	19	19
Unspecified money trusts	871	835

Sub-total	890	854

Total	1,401,470	1,409,504

2)	The amounts that the Bank must pay by the operating results of the principal guaranteed trusts or the principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2019	December 31, 2018
Liabilities for the account (subsidy for trust account adjustment)	35	33

47.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean won in millions):

December 31, 2019
Lease payments
Within one year	150,202
After one year but within five years	212,858
After five years	40,698

Total	403,758

(2)	Total cash outflows from lease are as follows (Unit: Korean won in millions):

For the year ended December 31, 2019
Cash outflows from lease	213,689

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean won in millions):

For the year ended December 31, 2019
Lease payments for short-term leases	341
Lease payments for which the underlying asset is of low value	19

Total	360

48.	EVENTS AFTER THE REPORTING PERIOD

The Coronavirus disease (COVID-19) outbreak in January, 2020 is having a negative impact on the global economy, including Korea. As a result, the macroeconomic environment is unstable overall. The Group is keeping a close eye on the situation, and credit portfolio is being reviewed to maintain proper capital ratio. Though the Group is considering various economic conditions in calculating expected credit losses, the effects of coronavirus were not explicitly considered due to the availability of limited information as of the end of the reporting period.